1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: November 14, 2014	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing

Company Limited and Subsidiaries

Consolidated Financial Statements for the

Nine Months Ended September 30, 2014 and 2013 and

Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

We have reviewed the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of September 30, 2014 and 2013 and the related consolidated statements of comprehensive income for the three months ended September 30, 2014 and 2013 and for the nine months ended September 30, 2014 and 2013, as well as the consolidated statements of changes in equity and cash flows for the nine months ended September 30, 2014 and 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our reviews.

We conducted our reviews in accordance with Statement on Auditing Standards No. 36, “Review of Financial Statements,” issued by the Auditing Standards Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting,” endorsed by the Financial Supervisory Commission of the Republic of China.

November 11, 2014

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the accountants’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	September 30, 2014 (Reviewed)		December 31, 2013 (Audited)		September 30, 2013 (Reviewed)
	Amount	%	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$225,884,318	17	$242,695,447	19	$216,603,697	19
Financial assets at fair value through profit or loss (Note 7)	69,164	—	90,353	—	188,970	—
Available-for-sale financial assets (Note 8)	64,391,337	5	760,793	—	672,179	—
Held-to-maturity financial assets (Note 9)	—	—	1,795,949	—	700,285	—
Notes and accounts receivable, net (Note 11)	113,999,433	8	71,649,926	6	78,844,389	7
Receivables from related parties (Note 31)	532,767	—	291,708	—	827,480	—
Other receivables from related parties (Note 31)	161,962	—	221,576	—	194,408	—
Inventories (Note 12)	65,336,989	5	37,494,893	3	36,916,527	3
Other financial assets (Note 32)	2,989,824	—	501,785	—	522,137	—
Other current assets (Note 17)	2,864,405	—	2,984,224	—	2,740,765	—

Total current assets	476,230,199	35	358,486,654	28	338,210,837	29

NONCURRENT ASSETS
Available-for-sale financial assets (Note 8)	—	—	58,721,959	5	61,145,097	5
Financial assets carried at cost (Note 13)	1,866,008	—	2,145,591	—	2,124,507	—
Investments accounted for using equity method (Note 14)	26,979,558	2	28,316,260	2	25,903,920	2
Property, plant and equipment (Note 15)	824,309,879	61	792,665,913	63	727,716,024	62
Intangible assets (Note 16)	11,942,249	1	11,490,383	1	11,393,280	1
Deferred income tax assets (Note 4)	5,033,530	1	7,239,609	1	7,165,944	1
Refundable deposits (Note 31)	2,359,756	—	2,519,031	—	2,464,658	—
Other noncurrent assets (Note 17)	1,273,661	—	1,469,577	—	1,415,948	—

Total noncurrent assets	873,764,641	65	904,568,323	72	839,329,378	71

TOTAL	$1,349,994,840	100	$1,263,054,977	100	$1,177,540,215	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Note 18)	$35,883,358	3	$15,645,000	1	$18,053,096	2
Financial liabilities at fair value through profit or loss (Note 7)	691,062	—	33,750	—	18,876	—
Hedging derivative financial liabilities (Note 10)	9,769,897	1	—	—	—	—
Accounts payable	20,418,733	1	14,670,260	1	13,478,598	1
Payables to related parties (Note 31)	1,290,677	—	1,688,456	—	1,594,104	—
Salary and bonus payable	9,505,689	1	8,330,956	1	7,668,518	1
Accrued profit sharing to employees and bonus to directors and supervisors (Note 21)	12,959,725	1	12,738,801	1	9,946,700	1
Payables to contractors and equipment suppliers	28,683,936	2	89,810,160	7	58,381,100	5
Income tax payable (Note 4)	19,412,953	1	22,563,286	2	17,025,992	1
Provisions (Note 19)	7,677,524	1	7,603,781	1	6,720,214	1
Accrued expenses and other current liabilities	25,954,613	2	16,693,484	1	15,396,990	1

Total current liabilities	172,248,167	13	189,777,934	15	148,284,188	13

NONCURRENT LIABILITIES
Hedging derivative financial liabilities (Note 10)	5,821	—	5,481,616	—	6,144,025	—
Bonds payable (Note 20)	211,796,805	15	210,767,625	17	210,416,434	18
Long-term bank loans	40,000	—	40,000	—	40,000	—
Obligations under finance leases	773,743	—	776,230	—	758,732	—
Accrued pension cost (Note 4)	7,612,862	1	7,589,926	1	6,931,366	1
Others (Note 19)	959,191	—	846,561	—	790,709	—

Total noncurrent liabilities	221,188,422	16	225,501,958	18	225,081,266	19

Total liabilities	393,436,589	29	415,279,892	33	373,365,454	32

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 21)	259,293,750	19	259,286,171	21	259,283,910	22

Capital surplus (Note 21)	55,944,799	4	55,858,626	4	55,841,716	5

Retained earnings (Note 21)
Appropriated as legal capital reserve	151,250,682	12	132,436,003	11	132,436,003	11
Appropriated as special capital reserve	—	—	2,785,741	—	2,785,741	—
Unappropriated earnings	473,064,885	35	382,971,408	30	338,752,961	29

	624,315,567	47	518,193,152	41	473,974,705	40

Others (Note 21)	16,865,491	1	14,170,306	1	14,776,668	1

Equity attributable to shareholders of the parent	956,419,607	71	847,508,255	67	803,876,999	68

NONCONTROLLING INTERESTS (Note 21)	138,644	—	266,830	—	297,762	—

Total equity	956,558,251	71	847,775,085	67	804,174,761	68

TOTAL	$1,349,994,840	100	$1,263,054,977	100	$1,177,540,215	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	For the Three Months Ended September 30				For the Nine Months Ended September 30
	2014		2013		2014		2013
	Amount	%	Amount	%	Amount	%	Amount	%
NET REVENUE (Notes 23, 31 and 36)	$209,049,734	100	$162,577,034	100	$540,285,390	100	$451,218,350	100
COST OF REVENUE (Notes 12, 28 and 31)	103,468,164	49	83,636,464	51	273,127,447	51	235,092,710	52

GROSS PROFIT BEFORE REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES	105,581,570	51	78,940,570	49	267,157,943	49	216,125,640	48
REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES	(3,206)	—	(49,759)	—	13,442	—	(42,833)	—

GROSS PROFIT	105,578,364	51	78,890,811	49	267,171,385	49	216,082,807	48

OPERATING EXPENSES (Notes 28 and 31)
Research and development	15,206,014	8	13,357,075	8	40,881,706	7	35,949,931	8
General and administrative	4,611,885	2	4,738,276	3	14,675,420	3	15,119,366	3
Marketing	1,323,181	1	1,164,881	1	3,710,704	1	3,359,373	1

Total operating expenses	21,141,080	11	19,260,232	12	59,267,830	11	54,428,670	12

OTHER OPERATING INCOME AND EXPENSES, NET (Notes 15 and 28)	(5,300)	—	(12,525)	—	(235,292)	—	21,008	—

INCOME FROM OPERATIONS (Note 36)	84,431,984	40	59,618,054	37	207,668,263	38	161,675,145	36

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates and joint venture	1,036,527	—	1,113,243	1	3,039,533	1	2,826,900	1
Other income	688,325	—	433,395	—	2,618,607	—	1,788,780	—
Foreign exchange gain (loss), net	1,150,993	1	(314,948)	—	759,385	—	133,136	—
Finance costs (Note 24)	(816,054)	—	(732,326)	—	(2,414,084)	—	(1,861,664)	—
Other gains and losses (Note 25)	(1,110,583)	—	(767,534)	(1)	1,109,450	—	552,180	—

Total non-operating income and expenses	949,208	1	(268,170)	—	5,112,891	1	3,439,332	1

INCOME BEFORE INCOME TAX	85,381,192	41	59,349,884	37	212,781,154	39	165,114,477	37
INCOME TAX EXPENSE (Notes 4 and 26)	9,076,586	4	7,415,132	5	28,970,913	5	21,882,679	5

NET INCOME	76,304,606	37	51,934,752	32	183,810,241	34	143,231,798	32

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 21 and 26)
Exchange differences arising on translation of foreign operations	3,410,878	1	(1,740,459)	(1)	3,190,117	1	2,335,435	1
Changes in fair value of available-for-sale financial assets	8,120	—	7,685,269	5	(438,481)	—	15,180,754	3
Share of other comprehensive income (loss) of associates and joint venture	(36,019)	—	37,947	—	(42,040)	—	(18,924)	—
Income tax benefit (expense) related to components of other comprehensive income	(2,622)	—	10,274	—	(13,745)	—	53,484	—

Other comprehensive income (loss) for the period, net of income tax	3,380,357	1	5,993,031	4	2,695,851	1	17,550,749	4

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	$79,684,963	38	$57,927,783	36	$186,506,092	35	$160,782,547	36

NET INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent	$76,335,237	37	$51,951,943	32	$183,908,266	34	$143,336,544	32
Noncontrolling interests	(30,631)	—	(17,191)	—	(98,025)	—	(104,746)	—

	$76,304,606	37	$51,934,752	32	$183,810,241	34	$143,231,798	32

TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent	$79,715,131	38	$57,951,263	36	$186,603,451	35	$160,893,697	36
Noncontrolling interests	(30,168)	—	(23,480)	—	(97,359)	—	(111,150)	—

	$79,684,963	38	$57,927,783	36	$186,506,092	35	$160,782,547	36

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2014	2013	2014	2013
	Income Attributable to Shareholders of the Parent	Income Attributable to Shareholders of the Parent	Income Attributable to Shareholders of the Parent	Income Attributable to Shareholders of the Parent
EARNINGS PER SHARE (NT$, Note 27)
Basic earnings per share	$2.94	$2.00	$7.09	$5.53

Diluted earnings per share	$2.94	$2.00	$7.09	$5.53

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

(Reviewed, Not Audited)

	Equity Attributable to Shareholders of the Parent
								Others
	Capital Stock - Common Stock			Retained Earnings				Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available- for-sale Financial Assets
	Shares (In Thousands)	Amount	Capital Surplus	Legal Capital Reserve	Special Capital Reserve	Unappropriated Earnings	Total			Cash Flow Hedges Reserve	Total	Total	Noncontrolling Interests	Total Equity
BALANCE, JANUARY 1, 2014	25,928,617	$259,286,171	$55,858,626	$132,436,003	$2,785,741	$382,971,408	$518,193,152	$(7,140,362)	$21,310,781	$(113)	$14,170,306	$847,508,255	$266,830	$847,775,085
Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	18,814,679	—	(18,814,679)	—	—	—	—	—	—	—	—
Reversal of special capital reserve	—	—	—	—	(2,785,741)	2,785,741	—	—	—	—	—	—	—	—
Cash dividends to shareholders - NT$3.00 per share	—	—	—	—	—	(77,785,851)	(77,785,851)	—	—	—	—	(77,785,851)	—	(77,785,851)

Total	—	—	—	18,814,679	(2,785,741)	(93,814,789)	(77,785,851)	—	—	—	—	(77,785,851)	—	(77,785,851)

Net income for the nine months ended September 30, 2014	—	—	—	—	—	183,908,266	183,908,266	—	—	—	—	183,908,266	(98,025)	183,810,241
Other comprehensive income for the nine months ended September 30, 2014, net of income tax	—	—	—	—	—	—	—	3,150,962	(455,751)	(26)	2,695,185	2,695,185	666	2,695,851

Total comprehensive income for the nine months ended September 30, 2014	—	—	—	—	—	183,908,266	183,908,266	3,150,962	(455,751)	(26)	2,695,185	186,603,451	(97,359)	186,506,092

Issuance of stock from exercise of employee stock options	758	7,579	25,908	—	—	—	—	—	—	—	—	33,487	—	33,487
Disposal of investments accounted for using equity method	—	—	(2,273)	—	—	—	—	—	—	—	—	(2,273)	—	(2,273)
Adjustments to share of changes in equities of associates and joint venture	—	—	90,327	—	—	—	—	—	—	—	—	90,327	(45)	90,282
From share of changes in equities of subsidiaries	—	—	(27,789)	—	—	—	—	—	—	—	—	(27,789)	27,789	—
Decrease in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	(58,571)	(58,571)

BALANCE, SEPTEMBER 30, 2014	25,929,375	$259,293,750	$55,944,799	$151,250,682	$—	$473,064,885	$624,315,567	$(3,989,400)	$20,855,030	$(139)	$16,865,491	$956,419,607	$138,644	$956,558,251

BALANCE, JANUARY 1, 2013	25,924,435	$259,244,357	$55,675,340	$115,820,123	$7,606,224	$284,985,121	$408,411,468	$(10,753,806)	$7,973,321	$—	$(2,780,485)	$720,550,680	$2,543,226	$723,093,906
Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	16,615,880	—	(16,615,880)	—	—	—	—	—	—	—	—
Reversal of special capital reserve	—	—	—	—	(4,820,483)	4,820,483	—	—	—	—	—	—	—	—
Cash dividends to shareholders - NT$3.00 per share	—	—	—	—	—	(77,773,307)	(77,773,307)	—	—	—	—	(77,773,307)	—	(77,773,307)

Total	—	—	—	16,615,880	(4,820,483)	(89,568,704)	(77,773,307)	—	—	—	—	(77,773,307)	—	(77,773,307)

Net income for the nine months ended September 30, 2013	—	—	—	—	—	143,336,544	143,336,544	—	—	—	—	143,336,544	(104,746)	143,231,798
Other comprehensive income for the nine months ended September 30, 2013, net of income tax	—	—	—	—	—	—	—	2,315,276	15,241,944	(67)	17,557,153	17,557,153	(6,404)	17,550,749

Total comprehensive income for the nine months ended September 30, 2013	—	—	—	—	—	143,336,544	143,336,544	2,315,276	15,241,944	(67)	17,557,153	160,893,697	(111,150)	160,782,547

Issuance of stock from exercise of employee stock options	3,956	39,553	74,613	—	—	—	—	—	—	—	—	114,166	—	114,166
Stock option compensation cost of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	5,312	5,312
Adjustments to share of changes in equities of associates and joint venture	—	—	27,011	—	—	—	—	—	—	—	—	27,011	—	27,011
From differences between equity purchase price and carrying amount arising from actual acquisition or disposal of subsidiaries	—	—	64,752	—	—	—	—	—	—	—	—	64,752	(64,752)	—
Increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	198,279	198,279
Effect of deconsolidation of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	(2,273,153)	(2,273,153)

BALANCE, SEPTEMBER 30, 2013	25,928,391	$259,283,910	$55,841,716	$132,436,003	$2,785,741	$338,752,961	$473,974,705	$(8,438,530)	$23,215,265	$(67)	$14,776,668	$803,876,999	$297,762	$804,174,761

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Nine Months Ended September 30
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$212,781,154	$165,114,477
Adjustments for:
Depreciation expense	141,919,819	113,400,781
Amortization expense	1,914,239	1,629,482
Stock option compensation cost of subsidiary	—	5,312
Finance costs	2,414,084	1,861,664
Share of profits of associates and joint venture	(3,039,533)	(2,826,900)
Interest income	(1,974,366)	(1,282,220)
Gain on disposal of property, plant and equipment and intangible assets, net	(13,482)	(19,554)
Impairment loss of property, plant and equipment	239,864	—
Impairment loss of financial assets	176,920	1,541,170
Gain on disposal of available-for-sale financial assets, net	(260,908)	(1,239,442)
Gain on disposal of financial assets carried at cost, net	(65,819)	(32,199)
Loss (gain) on disposal of investments accounted for using equity method	(2,028,643)	733
Loss from liquidation of subsidiary	90	—
Gain on deconsolidation of subsidiary	—	(293,578)
Unrealized (realized) gross profit on sales to associates	(13,442)	42,833
Loss on foreign exchange, net	1,200,859	353,755
Dividend income	(644,241)	(506,560)
Income from receipt of equity securities in settlement of trade receivables	(1,211)	(9,590)
Loss from hedging instruments	4,643,145	6,319,146
Gain arising from changes in fair value of available-for-sale financial assets in hedge effective portion	(4,163,555)	(5,989,610)
Changes in operating assets and liabilities:
Derivative financial instruments	678,501	(145,680)
Notes and accounts receivable, net	(42,349,537)	(21,325,495)
Receivables from related parties	(241,059)	(740,050)
Other receivables from related parties	4,897	77,757
Inventories	(27,842,096)	700,838
Other financial assets	(2,244,906)	39,939
Other current assets	137,831	(79,924)
Accounts payable	5,726,261	(959,796)
Payables to related parties	(397,779)	755,742
Salary and bonus payable	1,174,733	221,487
Accrued profit sharing to employees and bonus to directors and supervisors	220,924	(1,239,891)
Accrued expenses and other current liabilities	9,654,733	2,906,280
Provisions	73,286	714,527
Accrued pension cost	22,936	13,068

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Nine Months Ended September 30
	2014	2013
Cash generated from operations	$297,703,699	$259,008,502
Income taxes paid	(29,848,815)	(14,398,067)

Net cash generated by operating activities	267,854,884	244,610,435

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	(91,405)	(16,496)
Financial assets carried at cost	(3,765)	(18,059)
Held-to-maturity financial assets	(1,396,723)	—
Property, plant and equipment	(236,115,030)	(213,640,001)
Intangible assets	(2,268,872)	(2,013,354)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	663,433	2,370,217
Held-to-maturity financial assets	3,200,000	4,445,850
Financial assets carried at cost	68,919	53,857
Investments accounted for using equity method	3,471,883	—
Property, plant and equipment	163,250	97,368
Cash received from other long-term receivables	83,840	—
Costs from entering into hedging transactions	(520,856)	(143,982)
Interest received	1,874,722	1,194,967
Other dividends received	644,241	506,560
Dividends received from investments accounted for using equity method	3,223,090	2,141,881
Refundable deposits paid	(49,868)	(67,513)
Refundable deposits refunded	73,851	81,922
Net cash outflow from deconsolidation of subsidiary	—	(979,910)

Net cash used in investing activities	(226,979,290)	(205,986,693)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term loans	20,610,319	(17,314,261)
Proceeds from issuance of bonds	—	130,844,821
Increase in long-term bank loans	—	690,000
Repayment of long-term bank loans	—	(62,500)
Repayment of other long-term payables	—	(853,788)
Interest paid	(2,743,513)	(1,242,377)
Guarantee deposits received	13,213	14,916
Guarantee deposits refunded	(4,981)	(71,982)
Decrease in obligations under finance leases	(28,426)	(27,796)
Proceeds from exercise of employee stock options	33,487	114,166

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Nine Months Ended September 30
	2014	2013
Cash dividends	$(77,785,851)	$(77,773,307)
Increase (decrease) in noncontrolling interests	(58,571)	212,410

Net cash generated by (used in) financing activities	(59,964,323)	34,530,302

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	2,277,600	39,065

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(16,811,129)	73,193,109

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	242,695,447	143,410,588

CASH AND CASH EQUIVALENTS, END OF PERIOD	$225,884,318	$216,603,697

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 and 2013

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan. The principal operating activities and operating segments information of TSMC and its subsidiaries (collectively as the “Company”) are described in Notes 4 and 36.

2.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements were reported to the Board of Directors and issued on November 11, 2014.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

As of the date that the accompanying consolidated financial statements were issued, the Company has not applied the following International Financial Reporting Standards, International Accounting Standards (IASs), Interpretations of International Financial Reporting Standards (IFRIC), and Interpretations of IAS (SIC) issued by the International Accounting Standards Board (IASB) (collectively, “IFRSs”).

a.	The 2013 IFRSs version in issue but not yet effective

On April 3, 2014, according to Rule No. 1030029342 and Rule No. 1030010325 issued by the Financial Supervisory Commission (FSC), the following 2013 IFRSs version endorsed by the FSC (collectively, “2013 Taiwan-IFRSs version”) and the related amendments to the Guidelines Governing the Preparation of Financial Reports by Securities Issuers should be adopted by the Company starting 2015.

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note)
Amendments to IFRSs Improvements to IFRSs 2009 - Amendment to IAS 39	January 1, 2009 or January 1, 2010
Amendment to IAS 39 Embedded Derivatives	Effective in fiscal year ended on or after June 30, 2009

(Continued)

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note)
Improvements to IFRSs 2010	July 1, 2010 or January 1, 2011
Annual Improvements to IFRSs 2009 - 2011 Cycle	January 1, 2013
Amendments to IFRS 1 Limited Exemption from Comparative IFRS 7 Disclosures for First - time Adopters	July 1, 2010
Amendment to IFRS 7 Disclosures - offsetting Financial Assets and Financial Liabilities	January 1, 2013
Amendment to IFRS 7 Disclosures - Transfers of Financial Assets	July 1, 2011
IFRS 10 Consolidated Financial Statements	January 1, 2013
IFRS 11 Joint Arrangements	January 1, 2013
IFRS 12 Disclosure of Interests in Other Entities	January 1, 2013
Amendments to IFRS 10, IFRS 11 and IFRS 12 Consolidated financial Statements, Joint Arrangements, and Disclosure of Interests in Other Entities: Transition Guidance	January 1, 2013
Amendments to IFRS 10, IFRS 12 and IAS 27 Investment Entities	January 1, 2014
IFRS 13 Fair Value Measurement	January 1, 2013
Amendment to IAS 1 Presentation of Items of Other Comprehensive Income	July 1, 2012
Amendment to IAS 12 Deferred Tax: Recovery of Underlying Assets	January 1, 2012
IAS 19 (Revised 2011) “Employee Benefits”	January 1, 2013
IAS 27 (Revised 2011) “Separate Financial Statements”	January 1, 2013
IAS 28 (Revised 2011) “Investments in Associates and Joint Ventures”	January 1, 2013
Amendment to IAS 32 Offsetting of Financial Assets and Financial Liabilities	January 1, 2014

(Concluded)

Note:	The aforementioned new, revised or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.

Except for the following items, the Company believes that the adoption of aforementioned 2013 Taiwan-IFRSs version and the related amendments to the Guidelines Governing the Preparation of Financial Reports by Securities Issuers will not have a significant effect on the Company’s consolidated financial statements.

1)	IFRS 12, “Disclosure of Interests in Other Entities”

IFRS 12 is a standard that requires a broader disclosure in an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated entities. The objective of IFRS 12 is to specify the disclosure information provided by the entity that enables the users of financial statements in evaluating the nature of, and risks associated with, its interests in other entities and the effects of those interests on the entity’s financial assets and liabilities, as well as the involvement of the owners of noncontrolling interests towards the entity. The Company expects the application of IFRS 12 will result in more extensive disclosures of interests in other entities in the financial statements.

2)	IFRS 13, “Fair Value Measurement”

IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. It defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only will be extended by IFRS 13 to cover all assets and liabilities within its scope.

The measurement requirements of IFRS 13 shall be applied prospectively.

3)	Amendments to IAS 1, “Presentation of Items of Other Comprehensive Income”

According to the amendments to IAS 1, the items of other comprehensive income will be grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met. In addition, income tax on items of other comprehensive income is also required to be allocated on the same basis. The aforementioned allocation basis will not be strictly enforced prior to the adoption of amendments.

The items that will not be reclassified subsequently to profit or loss are expected to include actuarial gains or losses from defined benefit plans, the share of actuarial gains or losses from defined benefit plans of associates and joint venture as well as the related income tax on such items. Items that will be reclassified subsequently to profit or loss are expected to include exchange differences arising on translation of foreign operations, changes in fair value of available-for-sale financial assets, cash flow hedges, the share of other comprehensive income of associates and joint venture as well as the related income tax on items of other comprehensive income (except for the share of actuarial gains or losses from defined benefit plans).

4)	Amendments to IAS 19, “Employee Benefits”

The amendments to IAS 19 require the Company to calculate a “net interest” amount by applying the discount rate to the net defined benefit liability or asset to replace the interest cost and expected return on planned assets used in current IAS 19. In addition, the amendments eliminate the accounting treatment of either corridor approach or the immediate recognition of actuarial gains and losses to profit or loss when it incurs, and instead, required to recognize all actuarial gains and losses immediately through other comprehensive income. The past service cost, on the other hand, will be expensed immediately when it incurs and no longer be amortized over the average period before vested on a straight-line basis. In addition, the amendments also require a broader disclosure in defined benefit plans.

According to the retrospective application of aforementioned amendments, as of September 30, 2014 and January 1, 2014, the primary impacts on the Company include the adjustment in accrued pension cost for a decrease of NT$774,528 thousand and NT$788,263 thousand, respectively, and the adjustment in retained earnings for an increase of NT$687,216 thousand and NT$698,762 thousand, respectively.

b.	The IFRSs issued by IASB but not endorsed by FSC

The Company has not applied the following IFRSs issued by the IASB but not endorsed by the FSC. As of the date that the consolidated financial statements were issued, the initial adoption to the following standards and interpretations is still subject to the effective date to be published by the FSC.

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note 1)
Annual Improvements to IFRSs 2010 - 2012 Cycle	July 1, 2014 or transactions on or after July 1, 2014
Annual Improvements to IFRSs 2011 - 2013 Cycle	July 1, 2014
Annual Improvements to IFRSs 2012 - 2014 Cycle	January 1, 2016 (Note 2)
IFRS 9 Financial Instruments	January 1, 2018
Amendments to IFRS 9 and IFRS 7 Mandatory Effective Date of IFRS 9 and Transition Disclosure	January 1, 2018

(Continued)

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note 1)
Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Prospectively applicable to transactions beginning on or after January 1, 2016
Amendment to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016
IFRS 15 Revenue from Contracts with Customers	January 1, 2017
Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
Amendment to IAS 19 Defined Benefit Plans: Employee Contributions	July 1, 2014
Amendment to IAS 27 Equity Method in Separate Financial Statements	January 1, 2016
Amendment to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets	January 1, 2014
Amendment to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014

(Concluded)

Note 1:	The aforementioned new, revised or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.
Note 2:	The amendment to IFRS 5 is applied prospectively to changes in a method of disposal that occur in annual periods beginning on or after January 1, 2016; the remaining amendments are effective for annual periods beginning on or after January 1, 2016.

Except for the following, the initial application of the above new standards and interpretations has not had any material impact on the Company’s accounting policies:

1)	IFRS 9, “Financial Instruments”

All recognized financial assets currently in the scope of IAS 39, “Financial Instruments: Recognition and Measurement,” will be subsequently measured at either the amortized cost or the fair value. The classification and measurement requirements in IFRS 9 are stated as follows:

For the debt instruments invested by the Company, if the contractual cash flows that are solely for payments of principal and interest on the principal amount outstanding, the classification and measurement requirements are stated as follows:

a)	If the objective of the Company’s business model is to hold the financial asset to collect the contractual cash flows, such assets are measured at the amortized cost. Interest revenue should be recognized in profit or loss by using the effective interest method, continuously assessed for impairment and the impairment loss or reversal of impairment loss should be recognized in profit and loss.

b)	If the objective of the Company’s business model is to hold the financial asset both to collect the contractual cash flows and to sell the financial assets, such assets are measured at fair value through other comprehensive income and are continuously assessed for impairment. Interest revenue should be recognized in profit or loss by using the effective interest method. A gain or loss on a financial asset measured at fair value through other comprehensive income should be recognized in other comprehensive income, except for impairment gains or losses and foreign exchange gains and losses. When such financial asset is derecognized or reclassified, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

The other financial assets which do not meet the aforementioned criteria should be measured at the fair value through profit or loss. However, the Company may irrevocably designate an investment in equity instruments that is not held for trading as measured at fair value through other comprehensive income. All relevant gains and losses shall be recognized in other comprehensive income, except for dividends which are recognized in profit or loss. No subsequent impairment assessment is required, and the cumulative gain or loss previously recognized in other comprehensive income cannot be reclassified from equity to profit or loss.

IFRS 9 adds a new expected loss impairment model to measure the impairment of financial assets. A loss allowance for expected credit losses should be recognized on financial assets measured at amortized cost and financial assets mandatorily measured at fair value through other comprehensive income. If the credit risk on a financial instrument has not increased significantly since initial recognition, the Company should measure the loss allowance for that financial instrument at an amount equal to 12-month expected credit losses. If the credit risk on a financial instrument has increased significantly since initial recognition and is not deemed to be a low credit risk, the Company should measure the loss allowance for that financial instrument at an amount equal to the lifetime expected credit losses. The Company should always measure the loss allowance at an amount equal to lifetime expected credit losses for trade receivables.

The main change in IFRS 9 is the increase of the eligibility of hedge accounting. It allows reporters to reflect risk management activities in the financial statements more closely as it provides more opportunities to apply hedge accounting. A fundamental difference to IAS 39 is that IFRS 9 (a) increases the scope of hedged items eligible for hedge accounting. For example, the risk components of non-financial items may be designated as hedging accounting; (b) revises a new way to account for the gain or loss recognition arising from hedging derivative financial instruments, which results in a less volatility in profit or loss; and (c) is necessary for there to be an economic relationship between the hedged item and hedging instrument instead of performing the retrospective hedge effectiveness testing.

2)	IFRS 15, “Revenue from Contracts with Customers”

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersedes IAS 18, “Revenue,” IAS 11, “Construction Contracts,” and a number of revenue-related interpretations.

When applying IFRS 15, the Company shall recognize revenue by applying the following steps:

•	Identify the contract with the customer;

•	Identify the performance obligations in the contract;

•	Determine the transaction price;

•	Allocate the transaction price to the performance obligations in the contracts; and

•	Recognize revenue when the entity satisfies a performance obligation.

When IFRS 15 is effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this Standard recognized at the date of initial application.

3)	Amendments to IAS 36, “Recoverable Amount Disclosures for Non-Financial Assets”

The amendments to IAS 36 clarify that the Company is only required to disclose the recoverable amount in the period of impairment accrual or reversal. Moreover, if the recoverable amount of impaired assets is based on fair value less costs of disposal, the Company should also disclose the discount rate used. The Company expects the aforementioned amendments will result in a broader disclosure of recoverable amount for non-financial assets.

Except for the aforementioned impact, as of the date that the accompanying consolidated financial statements were reported for issue, the Company continues in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the other standards or interpretations. The related impact will be disclosed when the Company completes the evaluation.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except for the following, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2013.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and IAS 34, “Interim Financial Reporting,” endorsed by the FSC. The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements prepared under Taiwan-IFRSs.

Basis of Consolidation

The basis for the consolidated financial statements

The basis for the consolidated financial statements applied in these consolidated financial statements is consistent with those applied in the consolidated financial statements for the year ended December 31, 2013.

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Establishment and Operating Location	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products		September 30, 2014	December 31, 2013	September 30, 2013	Note
TSMC	TSMC North America	Selling and marketing of integrated circuits and semiconductor devices	San Jose, California, U.S.A.	100%	100%	100%	—
	TSMC Japan Limited (TSMC Japan)	Marketing activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	Tortola, British Virgin Islands	100%	100%	100%	—
	TSMC Korea Limited (TSMC Korea)	Customer service and technical supporting activities	Seoul, Korea	100%	100%	100%	a)
	TSMC Europe B.V. (TSMC Europe)	Marketing and engineering supporting activities	Amsterdam, the Netherlands	100%	100%	100%	a)
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	100%	—
	TSMC China Company Limited (TSMC China)	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	Shanghai, China	100%	100%	100%	—
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	98%	50%	50%	b)
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in new start-up technology companies	Cayman Islands	98%	98%	98%	—
	Emerging Alliance Fund, L.P. (Emerging Alliance)	Investing in new start-up technology companies	Cayman Islands	99.5%	99.5%	99.5%	a)

(Continued)

			Establishment and Operating Location	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products		September 30, 2014	December 31, 2013	September 30, 2013	Note
TSMC	TSMC Solid State Lighting Ltd. (TSMC SSL)	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems	Hsin-Chu, Taiwan	92%	92%	92%	TSMC and TSMC GN aggregately have a controlling interest of 94% in TSMC SSL.
	TSMC Solar Ltd. (TSMC Solar)	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products	Tai-Chung, Taiwan	99%	99%	99%	TSMC and TSMC GN aggregately have a controlling interest of 99% in TSMC Solar.
	TSMC Guang Neng Investment, Ltd. (TSMC GN)	Investment activities	Taipei, Taiwan	100%	100%	100%	a)
TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	100%	a)
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	100%	a)
	TSMC Development, Inc. (TSMC Development)	Investment activities	Delaware, U.S.A.	100%	100%	100%	—
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Investing in new start-up technology companies	Cayman Islands	97%	97%	97%	a)
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Investing in new start-up technology companies	Cayman Islands	97%	97%	97%	a)
TSMC Development	WaferTech, LLC (WaferTech)	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	100%	—
VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	New Taipei, Taiwan	58%	58%	58%	a)
	Growth Fund Limited (Growth Fund)	Investing in new start-up technology companies	Cayman Islands	100%	100%	100%	a)
VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, LLC (VTA Holdings)	Investing in new start-up technology companies	Delaware, U.S.A.	100%	100%	100%	a)
TSMC SSL	TSMC Lighting North America, Inc. (TSMC Lighting NA)	Selling and marketing of solid state lighting related products	Delaware, U.S.A.	—	100%	100%	a), c)
TSMC Solar	TSMC Solar North America, Inc. (TSMC Solar NA)	Selling and marketing of solar related products	Delaware, U.S.A.	100%	100%	100%	a)
	TSMC Solar Europe B.V. (TSMC Solar Europe)	Investing in solar related business	Amsterdam, the Netherlands	100%	100%	100%	a), d)
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	—	49%	49%	b)
TSMC Solar Europe	TSMC Solar Europe GmbH	Selling of solar related products and providing customer service	Hamburg, Germany	100%	100%	100%	a), d)

(Concluded)

Note a:	This is an immaterial subsidiary for which the consolidated financial statements are not reviewed by the Company’s independent accountants.
Note b:	According to the agreement among TSMC, TSMC Solar and VTAF III, each of the investment held by VTAF III is separately owned by TSMC and TSMC Solar. As the investment owned by VTAF III, which is indirectly owned by TSMC Solar, has entered into liquidation process due to bankruptcy and the bankruptcy trustee confirmed that no residual assets could be reimbursed to the shareholders, in the second quarter of 2014, TSMC Solar’s percentage of ownership over VTAF III has decreased to nil. Consequently, TSMC’s percentage of ownership over VTAF III has been adjusted to 98%.
Note c:	To simplify overseas investment structure, in the second quarter of 2014, the Board of Directors of TSMC SSL approved to file for the liquidation of TSMC Lighting NA. The liquidation procedure has been completed in the third quarter of 2014.
Note d:	To simplify overseas investments structure, in the second quarter of 2014, the Board of Directors of TSMC Solar approved to file for the liquidation of TSMC Solar Europe After the liquidation, TSMC Solar Europe GmbH, the 100% owned subsidiary of TSMC Solar Europe, will be held directly by TSMC Solar. The liquidation procedure is expected to be processed starting from the third quarter of 2014.

Retirement Benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. The interim period income tax expense is accrued using the tax rate that would be applicable to expected total annual earnings, that is, the estimated average annual effective income tax rate applied to the pre-tax income of the interim period.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

The same critical accounting judgments and key sources of estimates and uncertainty have been followed in these consolidated financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2013.

6.	CASH AND CASH EQUIVALENTS

	September 30, 2014	December 31, 2013	September 30, 2013
Cash and deposits in banks	$222,381,793	$238,014,580	$213,978,108
Repurchase agreements collateralized by corporate bonds	2,680,979	1,809,344	2,052,723
Commercial paper	499,744	—	—
Repurchase agreements collateralized by government bonds	321,802	475,879	123,063
Repurchase agreements collateralized by short-term commercial paper	—	2,395,644	449,803

	$225,884,318	$242,695,447	$216,603,697

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and which were subject to an insignificant risk of changes in value.

7.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30, 2014	December 31, 2013	September 30, 2013
Derivative financial assets

Cross currency swap contracts	$37,840	$—	$162,919
Forward exchange contracts	31,324	90,353	26,051

	$69,164	$90,353	$188,970

Derivative financial liabilities

Cross currency swap contracts	$613,747	$4,177	$16,790
Forward exchange contracts	77,315	29,573	2,086

	$691,062	$33,750	$18,876

The Company entered into derivative contracts to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for derivative contracts.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)
September 30, 2014

Sell EUR/Buy US$	October 2014	EUR3,580/US$4,568
Sell NT$/Buy JPY	October 2014	NT$55,560/JPY200,000
Sell NT$/Buy US$	October 2014	NT$1,613,044/US$53,600
Sell US$/Buy EUR	October 2014	US$20,060/EUR15,800
Sell US$/Buy JPY	October 2014	US$291,612/JPY31,673,300
Sell US$/Buy NT$	October 2014	US$90,000/NT$2,713,420
Sell US$/Buy RMB	October 2014 to November 2014	US$152,000/RMB936,402

December 31, 2013

Sell NT$/Buy EUR	January 2014	NT$4,514,314/EUR110,000
Sell NT$/Buy US$	January 2014	NT$683,749/US$22,800
Sell US$/Buy EUR	January 2014	US$340,134/EUR248,000
Sell US$/Buy JPY	January 2014	US$341,023/JPY35,754,801
Sell US$/Buy RMB	January 2014 to February 2014	US$138,000/RMB841,492

September 30, 2013

Sell NT$/Buy JPY	October 2013	NT$14,344/JPY48,000
Sell NT$/Buy US$	October 2013	NT$639,824/US$21,650
Sell US$/Buy EUR	October 2013	US$428,345/EUR317,000
Sell US$/Buy JPY	October 2013	US$64,418/JPY6,352,719
Sell US$/Buy RMB	October 2013 to December 2013	US$117,000/RMB718,331

Outstanding cross currency swap contracts consisted of the following:

Maturity Date	Contract Amount (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received
September 30, 2014

October 2014	NT$2,947,561/US$98,080	—	0.20%-0.33%
October 2014 to November 2014	US$1,800,000/NT$54,200,290	0.19%-1.91%	—

December 31, 2013

January 2014	NT$1,639,215/US$55,080	—	1.03%-2.00%

September 30, 2013

October 2013	NT$1,366,150/US$46,080	—	0.32%-0.60%
October 2013 to November 2013	US$1,199,000/NT$35,692,006	0.31%-3.51%	—

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	September 30, 2014	December 31, 2013	September 30, 2013
Publicly traded stocks	$64,390,960	$59,481,569	$61,802,636
Money market funds	377	1,183	14,640

	$64,391,337	$59,482,752	$61,817,276

Current portion	$64,391,337	$760,793	$672,179
Noncurrent portion	—	58,721,959	61,145,097

	$64,391,337	$59,482,752	$61,817,276

In the second quarter of 2014, the Company reclassified some publicly traded stocks from non-current asset to current asset since the lock-up period will end within a year.

9.	HELD-TO-MATURITY FINANCIAL ASSETS

	September 30, 2014	December 31, 2013	September 30, 2013
Current portion
Commercial paper	$—	$1,795,949	$—
Corporate bonds	—	—	700,285

	$—	$1,795,949	$700,285

10.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

	September 30, 2014	December 31, 2013	September 30, 2013
Financial liabilities- current

Fair value hedges
Stock forward contracts	$9,769,897	$—	$—

Financial liabilities- noncurrent

Fair value hedges
Stock forward contracts	$5,821	$5,481,616	$6,144,025

The Company’s investments in publicly traded stocks are exposed to the risk of market price fluctuations. Accordingly, the Company entered into stock forward contracts to sell shares at a contracted price determined by specific percentage of the spot price on the trade date in a specific future period in order to hedge the fair value risk caused by changes in equity prices.

The outstanding stock forward contracts consisted of the following:

	September 30, 2014	December 31, 2013	September 30, 2013
Contract amount (US$ in thousands)	$53,962,363	$37,431,626	$18,012,420
	(US$1,771,000)	(US$1,256,095)	(US$609,124)

11.	NOTES AND ACCOUNTS RECEIVABLE, NET

	September 30, 2014	December 31, 2013	September 30, 2013
Notes and accounts receivable	$114,486,051	$72,136,514	$79,330,887
Allowance for doubtful receivables	(486,618)	(486,588)	(486,498)

Notes and accounts receivable, net	$113,999,433	$71,649,926	$78,844,389

In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. The allowance for doubtful receivables is assessed by reference to the collectability of receivables by performing the account aging analysis, historical experience and current financial condition of customers.

Except for those impaired, for the rest of the notes and accounts receivable, the account aging analysis at the end of the reporting period is summarized in the following table. Notes and accounts receivable include amounts that are past due but for which the Company has not recognized a specific allowance for doubtful receivables after the assessment since there has not been a significant change in the credit quality of its customers and the amounts are still considered recoverable.

Aging analysis of notes and accounts receivable, net

	September 30, 2014	December 31, 2013	September 30, 2013
Neither past due nor impaired	$103,429,104	$64,112,564	$71,148,159
Past due but not impaired
Past due within 30 days	10,570,329	7,537,362	7,696,230

	$113,999,433	$71,649,926	$78,844,389

Movements of the allowance for doubtful receivables

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total
Balance at January 1, 2014	$8,058	$478,530	$486,588
Provision	—	22,071	22,071
Reversal	(284)	(21,787)	(22,071)
Effect of exchange rate changes	—	30	30

Balance at September 30, 2014	$7,774	$478,844	$486,618

(Continued)

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total
Balance at January 1, 2013	$137,336	$342,876	$480,212
Provision	—	126,740	126,740
Reversal	(117,360)	—	(117,360)
Effect of deconsolidation of subsidiary	(3,157)	—	(3,157)
Effect of exchange rate changes	1,881	(1,818)	63

Balance at September 30, 2013	$18,700	$467,798	$486,498

(Concluded)

Aging analysis of accounts receivable that is individually determined as impaired

	September 30, 2014	December 31, 2013	September 30, 2013
Not past due	$—	$38	$7,557
Past due 1-30 days	—	276	6,832
Past due 31-60 days	—	80	4,576
Past due 61-120 days	—	158	—
Past due over 121 days	7,774	7,824	—

	$7,774	$8,376	$18,965

The Company held bank guarantees and other credit enhancements as collateral for certain impaired accounts receivables. As of September 30, 2014, December 31, 2013 and September 30, 2013, the amount of the bank guarantee and other credit enhancements were nil, NT$318 thousand (US$11 thousand) and NT$265 thousand (US$9 thousand), respectively.

12.	INVENTORIES

	September 30, 2014	December 31, 2013	September 30, 2013
Finished goods	$5,043,513	$7,245,209	$6,696,080
Work in process	55,142,160	26,033,625	25,528,912
Raw materials	3,160,203	2,435,269	2,889,113
Supplies and spare parts	1,991,113	1,780,790	1,802,422

	$65,336,989	$37,494,893	$36,916,527

Write-down of inventories to net realizable value was included in the cost of revenue, which was as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Inventory losses	$691,557	$252,245	$2,215,165	$489,414

13.	FINANCIAL ASSETS CARRIED AT COST

	September 30, 2014	December 31, 2013	September 30, 2013
Non-publicly traded stocks	$1,678,365	$1,865,078	$1,844,469
Mutual funds	187,643	280,513	280,038

	$1,866,008	$2,145,591	$2,124,507

Since there is a wide range of estimated fair values of the Company’s investments in non-publicly traded stocks, the Company concludes that the fair value cannot be reliably measured and therefore should be measured at the cost less any impairment.

The Company recognized impairment loss on financial assets carried at cost in the amount of NT$176,920 thousand and NT$1,495,454 thousand for the three months ended September 30, 2014 and 2013, respectively; and of NT$176,920 thousand and NT$1,541,170 thousand for the nine months ended September 30, 2014 and 2013, respectively.

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Investments accounted for using the equity method consisted of the following:

	September 30, 2014	December 31, 2013	September 30, 2013
Associates	$23,799,583	$24,823,807	$22,459,686
Jointly controlled entities	3,179,975	3,492,453	3,444,234

	$26,979,558	$28,316,260	$25,903,920

a.	Investments in associates

Associates consisted of the following:

		Place of	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	September 30, 2014	December 31, 2013	September 30, 2013	September 30, 2014	December 31, 2013	September 30, 2013
Vanguard International Semiconductor Corporation (VIS)	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	Hsinchu, Taiwan	$9,636,451	$10,556,348	$10,107,307	33%	39%	39%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Fabrication and supply of integrated circuits	Singapore	7,606,755	7,457,733	6,870,266	39%	39%	39%
Motech Industries, Inc. (Motech)	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems	New Taipei, Taiwan	3,571,283	3,887,462	2,713,227	20%	20%	20%
Xintec Inc. (Xintec)	Wafer level chip size packaging service	Taoyuan, Taiwan	1,932,824	1,866,123	1,785,184	40%	40%	40%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,052,270	1,056,141	983,702	35%	35%	35%

			$23,799,583	$24,823,807	$22,459,686

In the second quarter of 2014, the Company sold 82,000 thousand common shares of VIS and recognized a disposal gain of NT$2,028,643 thousand. After the sale, the Company owned approximately 33.7% of the equity interest in VIS.

In the fourth quarter of 2012, the Company recognized an impairment loss in the amount of NT$1,186,674 thousand, due to the lower estimated recoverable amount compared with the carrying amount of its investments in stocks traded on the Taiwan GreTai Securities Market. Subsequently, as the recoverable amount of the aforementioned investments was higher than its carrying amount, the impairment loss of NT$1,186,674 thousand recognized in prior year was reversed in the fourth quarter of 2013.

Since TSMC did not participate in Mcube Inc.’s issuance of new shares in the third quarter of 2013, the Company’s percentage of ownership in Mcube Inc. decreased to 18%. As a result, the Company evaluated and concluded that the Company no longer exercises significant influence over Mcube Inc. Therefore Mcube Inc. is no longer accounted for using the equity method. Further, such investment was reclassified to financial assets carried at cost. The Company also measured the fair value of retained interest in Mcube Inc. when the significant influence was lost, which has no difference with the carrying amount; accordingly, the Company did not recognize any gain or loss.

b.	Investments in jointly controlled entities

Jointly controlled entities consisted of the following:

		Place of	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Jointly Controlled Entity	Principal Activities	Incorporation and Operation	September 30, 2014	December 31, 2013	September 30, 2013	September 30, 2014	December 31, 2013	September 30, 2013
VisEra Holding Company (VisEra Holding)	Investing in companies involved in the design, manufacturing and other related businesses in the semiconductor industry	Cayman Islands	$3,179,975	$3,492,453	$3,444,234	49%	49%	49%

15.	PROPERTY, PLANT AND EQUIPMENT

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Assets under Finance Leases	Equipment under Installation and Construction in Progress	Total
Cost
Balance at January 1, 2014	$3,986,909	$229,182,736	$1,413,919,794	$22,062,032	$804,430	$272,173,793	$1,942,129,694
Additions	—	36,959,513	315,209,803	5,289,730	—	(183,863,766)	173,595,280
Disposals or retirements	—	(1,140)	(978,661)	(576,042)	—	—	(1,555,843)
Reclassification	—	(1,996)	1,996	—	—	—	—
Effect of exchange rate changes	17,423	373,621	1,403,525	35,457	12,041	13,347	1,855,414

Balance at September 30, 2014	$4,004,332	$266,512,734	$1,729,556,457	$26,811,177	$816,471	$88,323,374	$2,116,024,545

Accumulated depreciation and impairment
Balance at January 1, 2014	$404,192	$125,234,166	$1,009,213,689	$14,225,771	$385,963	$—	$1,149,463,781
Additions	20,608	11,526,796	128,094,234	2,246,814	31,367	—	141,919,819
Disposals or retirements	—	(418)	(884,428)	(575,946)	—	—	(1,460,792)
Impairment	—	—	239,864	—	—	—	239,864
Reclassification	—	(532)	532	—	—	—	—
Effect of exchange rate changes	9,325	261,933	1,239,751	34,697	6,288	—	1,551,994

Balance at September 30, 2014	$434,125	$137,021,945	$1,137,903,642	$15,931,336	$423,618	$—	$1,291,714,666

Carrying amounts at January 1, 2014	$3,582,717	$103,948,570	$404,706,105	$7,836,261	$418,467	$272,173,793	$792,665,913

Carrying amounts at September 30, 2014	$3,570,207	$129,490,789	$591,652,815	$10,879,841	$392,853	$88,323,374	$824,309,879

Cost
Balance at January 1, 2013	$1,527,124	$197,411,851	$1,279,893,177	$20,067,943	$766,732	$119,063,976	$1,618,730,803
Additions	3,212,000	30,371,814	127,162,251	3,006,548	—	64,777,969	228,530,582
Disposals or retirements	—	—	(2,094,599)	(506,366)	—	—	(2,600,965)
Reclassification	—	3,797	—	—	—	—	3,797
Effect of deconsolidation of subsidiary	(772,029)	(986,205)	(5,630,854)	(1,055,809)	—	(1,632,860)	(10,077,757)
Effect of exchange rate changes	13,860	586,240	1,628,558	29,489	24,593	2,894	2,285,634

Balance at September 30, 2013	$3,980,955	$227,387,497	$1,400,958,533	$21,541,805	$791,325	$182,211,979	$1,836,872,094

Accumulated depreciation and impairment
Balance at January 1, 2013	$367,369	$111,801,731	$875,510,879	$13,160,567	$328,069	$—	$1,001,168,615
Additions	20,332	9,642,611	101,931,987	1,774,915	30,936	—	113,400,781
Disposals or retirements	—	—	(2,024,038)	(506,117)	—	—	(2,530,155)
Effect of deconsolidation of subsidiary	—	(226,908)	(3,656,326)	(599,483)	—	—	(4,482,717)
Effect of exchange rate changes	6,642	302,058	1,257,708	22,729	10,409	—	1,599,546

Balance at September 30, 2013	$394,343	$121,519,492	$973,020,210	$13,852,611	$369,414	$—	$1,109,156,070

Carrying amounts at September 30, 2013	$3,586,612	$105,868,005	$427,938,323	$7,689,194	$421,911	$182,211,979	$727,716,024

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

In the second quarter of 2014, the Company recognized impairment losses of NT$239,864 thousand under other operating segments since the carrying amount of some of machinery and equipment is expected to be unrecoverable. Such impairment losses were included in other operating income and expenses for the nine months ended September 30, 2014.

There was no capitalization of borrowing costs for the nine months ended September 30, 2014 and 2013.

16.	INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total
Cost

Balance at January 1, 2014	$5,627,517	$4,444,828	$17,086,805	$3,729,396	$30,888,546
Additions	—	875,891	711,811	685,382	2,273,084
Retirements	—	—	(51,405)	—	(51,405)
Effect of exchange rate changes	91,276	(1,491)	2,019	2,003	93,807

Balance at September 30, 2014	$5,718,793	$5,319,228	$17,749,230	$4,416,781	$33,204,032

Accumulated amortization

Balance at January 1, 2014	$—	$3,341,667	$13,439,135	$2,617,361	$19,398,163
Additions	—	314,529	1,102,788	496,922	1,914,239
Retirements	—	—	(51,405)	—	(51,405)
Effect of exchange rate changes	—	(1,491)	1,879	398	786

Balance at September 30, 2014	$—	$3,654,705	$14,492,397	$3,114,681	$21,261,783

Carrying amounts at January 1, 2014	$5,627,517	$1,103,161	$3,647,670	$1,112,035	$11,490,383

Carrying amounts at September 30, 2014	$5,718,793	$1,664,523	$3,256,833	$1,302,100	$11,942,249

Cost

Balance at January 1, 2013	$5,523,707	$4,590,548	$15,095,421	$3,094,664	$28,304,340
Additions	—	—	1,809,264	287,840	2,097,104
Retirements	—	—	(17,486)	(23,549)	(41,035)
Reclassification	—	(29,565)	(110,746)	101,007	(39,304)
Effect of deconsolidation of subsidiary	—	(113,340)	(25,335)	(42,089)	(180,764)
Effect of exchange rate changes	72,612	(1,164)	3,498	3,662	78,608

Balance at September 30, 2013	$5,596,319	$4,446,479	$16,754,616	$3,421,535	$30,218,949

Accumulated amortization

Balance at January 1, 2013	$—	$3,128,655	$12,126,479	$2,089,637	$17,344,771
Additions	—	211,287	994,698	423,497	1,629,482
Retirements	—	—	(17,214)	(23,549)	(40,763)
Reclassification	—	—	(5,942)	—	(5,942)
Effect of deconsolidation of subsidiary	—	(66,587)	(12,661)	(25,195)	(104,443)
Effect of exchange rate changes	—	(1,164)	3,131	597	2,564

Balance at September 30, 2013	$—	$3,272,191	$13,088,491	$2,464,987	$18,825,669

Carrying amounts at September 30, 2013	$5,596,319	$1,174,288	$3,666,125	$956,548	$11,393,280

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 8.50% and 9.00% in its test of impairment as of December 31, 2013 and 2012, respectively, to reflect the relevant specific risk in the cash-generating unit.

For the nine months ended September 30, 2014 and 2013, the Company did not recognize any impairment loss on goodwill.

17.	OTHER ASSETS

	September 30, 2014	December 31, 2013	September 30, 2013
Tax receivable	$1,787,749	$1,781,376	$1,471,795
Prepaid expenses	1,070,833	1,081,957	1,258,358
Long-term receivable	537,880	820,000	796,400
Others	741,604	770,468	630,160

	$4,138,066	$4,453,801	$4,156,713

Current portion	$2,864,405	$2,984,224	$2,740,765
Noncurrent portion	1,273,661	1,469,577	1,415,948

	$4,138,066	$4,453,801	$4,156,713

18.	SHORT-TERM LOANS

	September 30, 2014	December 31, 2013	September 30, 2013
Unsecured loans
Amount	$35,883,358	$15,645,000	$18,053,096

Original loan content
US$ (in thousands)	$1,147,400	$525,000	$610,500
EUR (in thousands)	24,000	—	—
Annual interest rate	0.35%-0.51%	0.38%-0.42%	0.38%-0.40%
Maturity date	Due by November 2014	Due in January 2014	Due in October 2013

19.	PROVISIONS

	September 30, 2014	December 31, 2013	September 30, 2013
Sales returns and allowances	$7,677,524	$7,603,781	$6,720,214
Warranties	16,148	10,452	7,344

	$7,693,672	$7,614,233	$6,727,558

Current portion	$7,677,524	$7,603,781	$6,720,214
Noncurrent portion (classified under other noncurrent liabilities)	16,148	10,452	7,344

	$7,693,672	$7,614,233	$6,727,558

	Sales Returns and Allowances	Warranties	Total
Nine months ended September 30, 2014
Balance, beginning of period	$7,603,781	$10,452	$7,614,233
Provision	5,747,340	7,416	5,754,756
Payment	(5,680,243)	(1,227)	(5,681,470)
Effect of exchange rate changes	6,646	(493)	6,153

Balance, end of period	$7,677,524	$16,148	$7,693,672

Nine months ended September 30, 2013
Balance, beginning of period	$6,038,003	$4,891	$6,042,894
Provision	3,798,683	3,687	3,802,370
Payment	(3,086,482)	(1,361)	(3,087,843)
Effect of deconsolidation of subsidiary	(37,748)	—	(37,748)
Effect of exchange rate changes	7,758	127	7,885

Balance, end of period	$6,720,214	$7,344	$6,727,558

Provisions for sales returns and allowances are estimated based on historical experience, management judgment, and any known factors that would significantly affect the returns and allowances, and are recognized as a reduction of revenue in the same period of the related product sales.

The provision for warranties represents the present value of the Company’s best estimate of the future outflow of the economic benefits that will be required under the Company’s obligations for warranties. The estimate has been made on the basis of historical warranty trends of business and may vary as a result of new materials, altered manufacturing processes or other events affecting product quality.

20.	BONDS PAYABLE

	September 30, 2014	December 31, 2013	September 30, 2013
Noncurrent portion

Domestic unsecured bonds	$166,200,000	$166,200,000	$166,200,000
Overseas unsecured bonds	45,705,000	44,700,000	44,356,500

	211,905,000	210,900,000	210,556,500
Less: Discounts on bonds payable	(108,195)	(132,375)	(140,066)

	$211,796,805	$210,767,625	$210,416,434

The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Amount (US$ in Thousands)	Coupon Rate	Repayment and Interest Payment
April 2013 to April 2016	$350,000	0.95%	Bullet repayment; interest payable semi-annually
April 2013 to April 2018	1,150,000	1.625%	The same as above

21.	EQUITY

a.	Capital stock

	September 30, 2014	December 31, 2013	September 30, 2013
Authorized shares (in thousands)	28,050,000	28,050,000	28,050,000

Authorized capital	$280,500,000	$280,500,000	$280,500,000

Issued and paid shares (in thousands)	25,929,375	25,928,617	25,928,391

Issued capital	$259,293,750	$259,286,171	$259,283,910

A holder of issued common shares with par value of NT$10 per share is entitled to vote and to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

As of September 30, 2014, 1,076,263 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,381,317 thousand shares (one ADS represents five common shares).

b.	Capital surplus

	September 30, 2014	December 31, 2013	September 30, 2013
Additional paid-in capital	$24,043,271	$24,017,363	$24,009,220
From merger	22,804,510	22,804,510	22,804,510
From convertible bonds	8,892,847	8,892,847	8,892,847
From differences between equity purchase price and carrying amount arising from actual acquisition or disposal of subsidiaries	—	100,827	105,485
From share of changes in equities of subsidiaries	73,038	—	—
From share of changes in equities of associates and joint venture	131,078	43,024	29,599
Donations	55	55	55

	$55,944,799	$55,858,626	$55,841,716

Under the Company Law, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds, the surplus from treasury stock transactions and the differences between equity purchase price and carrying amount arising from actual acquisition or disposal of subsidiaries) may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or stock dividends up to a certain percentage of TSMC’s paid-in capital. The capital surplus from share of changes in equities of subsidiaries may be used to offset a deficit.

c.	Retained earnings and dividend policy

TSMC’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:

1)	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals TSMC’s paid-in capital;

2)	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

3)	Bonus to directors and profit sharing to employees of TSMC of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors. TSMC may issue profit sharing to employees in stock of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

4)	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

TSMC accrued profit sharing to employees based on certain percentage of net income during the period, which amounted to NT$5,104,785 thousand and NT$3,492,973 thousand for the three months ended September 30, 2014 and 2013, respectively; and NT$12,297,732 thousand and NT$9,637,364 thousand for the nine months ended September 30, 2014 and 2013, respectively. Bonuses to directors were expensed based on estimated amount of payment. If the actual amounts subsequently approved by the shareholders differ from the estimated amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If profit sharing approved for distribution to employees is in the form of common shares, the number of shares is determined by dividing the amount of profit sharing by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.

The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of foreign currency translation reserve, unrealized valuation gain/loss from available-for-sale financial assets, gain/loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2013 and 2012 earnings have been approved by TSMC’s shareholders in its meeting held on June 24, 2014 and on June 11, 2013, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2013	Year 2012	Year 2013	Year 2012
Legal capital reserve	$18,814,679	$16,615,880
Special capital reserve	(2,785,741)	(4,820,483)
Cash dividends to shareholders	77,785,851	77,773,307	$3.00	$3.00

	$93,814,789	$89,568,704

TSMC’s profit sharing to employees and bonus to directors in the amounts of NT$12,634,665 thousand and NT$104,136 thousand in cash for 2013, respectively, and profit sharing to employees and bonus to directors in the amounts of NT$11,115,240 thousand and NT$71,351 thousand in cash for 2012, respectively, had been approved by the shareholders in its meeting held on June 24, 2014 and June 11, 2013, respectively. The aforementioned approved amount has no difference with the one approved by the Board of Directors in its meetings held on February 18, 2014 and February 5, 2013 and the same amount had been charged against earnings of 2013 and 2012, respectively.

The information about the appropriations of TSMC’s profit sharing to employees and bonus to members of the Board of Directors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

d.	Others

Changes in others were as follows:

	Nine Months Ended September 30, 2014
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total
Balance, beginning of period	$(7,140,362)	$21,310,781	$(113)	$14,170,306
Exchange differences arising on translation of foreign operations	3,189,480	—	—	3,189,480
Other comprehensive income/losses reclassified to profit or loss upon disposal of subsidiaries	84	—	—	84
Changes in fair value of available-for-sale financial assets	—	(178,550)	—	(178,550)
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	—	(260,050)	—	(260,050)
Share of other comprehensive income of associates and joint venture	(41,619)	(486)	(26)	(42,131)

(Continued)

	Nine Months Ended September 30, 2014
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total
The proportionate share of other comprehensive income/losses reclassified to profit or loss upon partial disposal of associates	$3,017	$(2,920)	$—	$97
Income tax effect	—	(13,745)	—	(13,745)

Balance, end of period	$(3,989,400)	$20,855,030	$(139)	$16,865,491

(Concluded)

	Nine Months Ended September 30, 2013
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total
Balance, beginning of period	$(10,753,806)	$7,973,321	$—	$(2,780,485)
Exchange differences arising on translation of foreign operations	2,334,714	—	—	2,334,714
Changes in fair value of available-for-sale financial assets	—	16,417,454	—	16,417,454
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	—	(1,229,330)	—	(1,229,330)
Share of other comprehensive income of associates and joint venture	(20,214)	380	(67)	(19,901)
The proportionate share of other comprehensive income/losses reclassified to profit or loss upon partial disposal of associates	776	(44)	—	732
Income tax effect	—	53,484	—	53,484

Balance, end of period	$(8,438,530)	$23,215,265	$(67)	$14,776,668

The exchange differences arising on translation of foreign operation’s net assets from its functional currency to TSMC’s presentation currency are recognized directly in other comprehensive income and also accumulated in the foreign currency translation reserve.

Unrealized gain/loss on available-for-sale financial assets represents the cumulative gains or losses arising from the fair value measurement on available-for-sale financial assets that are recognized in other comprehensive income, excluding the amounts recognized in profit or loss for the effective portion from changes in fair value of the hedging instruments. When those available-for-sale financial assets have been disposed of or are determined to be impaired subsequently, the related cumulative gains or losses in other comprehensive income are reclassified to profit or loss.

The cash flow hedges reserve represents the cumulative effective portion of gains or losses arising on changes in fair value of the hedging instruments entered into as cash flow hedges. The cumulative gains or losses arising on changes in fair value of the hedging instruments that are recognized and accumulated in cash flow hedges reserve will be reclassified to profit or loss only when the hedge transaction affects profit or loss.

e.	Noncontrolling interests

	Nine Months Ended September 30
	2014	2013
Balance, beginning of period	$266,830	$2,543,226
Share of noncontrolling interests
Net loss	(98,025)	(104,746)
Exchange differences arising on translation of foreign operations	547	721
Other comprehensive income/losses reclassified to profit or loss upon disposal of subsidiaries	6	—
Changes in fair value of available-for-sale financial assets	977	2,741
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	(858)	(10,111)
Stock option compensation cost of subsidiary	—	5,312
Share of other comprehensive income of associates and joint venture	(6)	244
The proportionate share of other comprehensive income/losses reclassified to profit or loss upon partial disposal of associates	—	1
Adjustments to share of changes in capital surplus of associations and joint venture	(45)	—
From share of changes in equities of subsidiaries	27,789	—
From differences between equity purchase price and carrying amount arising from actual acquisition or disposal of subsidiaries	—	(64,752)
Increase (decrease) in noncontrolling interests	(58,571)	198,279
Effect of deconsolidation of subsidiary	—	(2,273,153)

Balance, end of period	$138,644	$297,762

22.	SHARE-BASED PAYMENT

The Company did not issue employee stock option plans for the nine months ended September 30, 2014 and 2013. Information about TSMC’s outstanding employee stock options is described as follows:

a.	Optional exemption from applying IFRS 2 “Share-based Payment” (IFRS 2)

TSMC	Number of Stock Options (In Thousands)	Weighted- average Exercise Price (NT$)
Nine months ended September 30, 2014

Balance, beginning of period	1,763	$45.9
Options exercised	(758)	44.2

Balance, end of period	1,005	47.2

Balance exercisable, end of period	1,005	47.2

(Continued)

TSMC	Number of Stock Options (In Thousands)	Weighted- average Exercise Price (NT$)
Nine months ended September 30, 2013
Balance, beginning of period	5,945	$34.6
Options exercised	(3,956)	28.9

Balance, end of period	1,989	45.9

Balance exercisable, end of period	1,989	45.9

(Concluded)

The numbers of outstanding stock options and exercise prices have been adjusted to reflect the distribution of earnings by TSMC in accordance with the plans.

Information about TSMC’s outstanding stock options was as follows:

September 30, 2014		December 31, 2013		September 30, 2013
	Weighted-average		Weighted-average		Weighted-average
Range of Exercise Price	Remaining Contractual Life	Range of Exercise Price	Remaining Contractual Life	Range of Exercise Price	Remaining Contractual Life
(NT$)	(Years)	(NT$)	(Years)	(NT$)	(Years)
$47.2	0.6	$43.2-$47.2	1.0	$38.0-$50.1	1.3

b.	Application of IFRS 2

Weighted-
	Number of	average
	Options	Exercise
TSMC SSL	(In Thousands)	Price (NT$)
Nine months ended September 30, 2013

Balance, beginning of period	—	$—
Options granted	17,000	10.0
Options exercised	(17,000)	10.0

Balance, end of period	—	—

Balance exercisable, end of period	—	—

Weighted-average fair value of options granted (NT$/share)	$—

The grant date of aforementioned stock options was April 10, 2013. TSMC SSL used the Black-Scholes model to determine the fair value of the options. The valuation assumptions were as follows:

2013 Stock Option Plan
Valuation assumptions:
Stock price on grant date (NT$/share)	$4.6
Exercise price (NT$/share)	$10.0
Expected volatility	51.68%
Expected life	31 days
Risk free interest rate	0.60%

The stock price on grant date was determined based on the cost approach. The expected volatility was calculated using the historical rate of return based on the TWSE Optoelectronic Index.

The fair value of the aforementioned stock option was close to nil, and accordingly, no compensation cost was recognized.

23.	NET REVENUE

The analysis of the Company’s net revenue was as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Net revenue from sale of goods	$208,916,301	$162,446,219	$539,796,082	$450,836,794
Net revenue from royalties	133,433	130,815	489,308	381,556

	$209,049,734	$162,577,034	$540,285,390	$451,218,350

24.	FINANCE COSTS

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Interest expense
Corporate bonds	$768,796	$699,980	$2,308,899	$1,734,861
Bank loans	42,285	26,668	90,292	98,788
Finance leases	4,871	4,940	14,681	14,637
Others	102	738	212	13,378

	$816,054	$732,326	$2,414,084	$1,861,664

25.	OTHER GAINS AND LOSSES

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Gain on disposal of financial assets, net
Available-for-sale financial assets	$126,888	$248,729	$260,908	$1,239,442
Financial assets carried at cost	13,125	27,626	65,819	32,199
Gain (loss) on disposal of investments accounted for using equity method	—	—	2,028,643	(733)
Loss on disposal of subsidiary	(90)	—	(90)	—
Gain on deconsolidation of subsidiary	—	—	—	293,578
Settlement income	—	—	—	451,050
Other gains	55,558	94,444	170,082	281,054

(Continued)

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Net gain/(loss) on financial instruments at FVTPL
Held for trading	$(1,159,262)	$484,154	$(604,424)	$333,860
Impairment loss of financial assets
Financial assets carried at cost	(176,920)	(1,495,454)	(176,920)	(1,541,170)
Fair value hedges
Loss from hedging instruments	(4,053,902)	(4,381,780)	(4,643,145)	(6,319,146)
Gain arising from changes in fair value of available-for-sale financial assets in hedge effective portion	4,085,446	4,331,786	4,163,555	5,989,610
Other losses	(1,426)	(77,039)	(154,978)	(207,564)

	$(1,110,583)	$(767,534)	$1,109,450	$552,180

(Concluded)

26.	INCOME TAX

a.	Income tax expense recognized in profit or loss

Income tax expense consisted of the following:

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Current income tax expense (benefit)
Current tax expense recognized in the current period	$9,012,932	$5,909,113	$26,135,926	$16,927,948
Income tax adjustments on prior years	—	23,357	404,566	(1,020,806)
Other income tax adjustments	48,759	(7,121)	186,926	(19,405)

	9,061,691	5,925,349	26,727,418	15,887,737

Deferred income tax expense (benefit)
Temporary differences	(185,576)	137,229	(239,624)	1,178,359
Investment tax credits and loss carryforward	200,471	1,352,554	2,483,119	4,895,057
Effect of deconsolidation of subsidiary	—	—	—	(78,474)

	14,895	1,489,783	2,243,495	5,994,942

Income tax expense recognized in profit or loss	$9,076,586	$7,415,132	$28,970,913	$21,882,679

b.	Income tax expense recognized in other comprehensive income

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Deferred income tax expense (benefit)
Related to unrealized gain/loss on available-for-sale financial assets	$2,622	$(10,274)	$13,745	$(53,484)

c.	Integrated income tax information

	September 30, 2014	December 31, 2013	September 30, 2013
Balance of the Imputation
Credit Account - TSMC	$28,263,046	$15,242,724	$15,242,724

The estimated and actual creditable ratio for distribution of TSMC’s earnings of 2013 and 2012 were 9.78% and 7.75%, respectively.

Under the Rule No.10204562810 issued by the Ministry of Finance, when calculating the creditable ratio in the year of first-time adoption of Taiwan-IFRSs, the Company has included the adjustments to retained earnings from the effect of transition to Taiwan-IFRSs in the accumulated unappropriated earnings.

The imputation credit allocated to shareholders is based on its balance as of the date of the dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

d.	Income tax examination

The tax authorities have examined income tax returns of TSMC through 2011. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

27.	EARNINGS PER SHARE

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Basic EPS	$2.94	$2.00	$7.09	$5.53

Diluted EPS	$2.94	$2.00	$7.09	$5.53

EPS is computed as follows:

	Amounts (Numerator)	Number of Shares (Denominator) (In Thousands)	EPS (NT$)
Three months ended September 30,2014

Basic EPS
Net income available to common shareholders of the parent	$76,335,237	25,929,375	$2.94

Effect of dilutive potential common shares	—	627

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$76,335,237	25,930,002	$2.94

Three months ended September 30,2013

Basic EPS
Net income available to common shareholders of the parent	$51,951,943	25,928,322	$2.00

Effect of dilutive potential common shares	—	1,162

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$51,951,943	25,929,484	$2.00

Nine months ended September 30, 2014

Basic EPS
Net income available to common shareholders of the parent	$183,908,266	25,929,186	$7.09

Effect of dilutive potential common shares	—	796

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$183,908,266	25,929,982	$7.09

Nine months ended September 30, 2013

Basic EPS
Net income available to common shareholders of the parent	$143,336,544	25,927,532	$5.53

Effect of dilutive potential common shares	—	1,968

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$143,336,544	25,929,500	$5.53

If the Company may settle the obligation by cash, by issuing shares, or in combination of both cash and shares, profit sharing to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of profit sharing to employees in stock by the closing price (after considering the dilutive effect of dividends) of the common shares at the end of the reporting period. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until profit sharing to employees to be settled in the form of common stocks are approved by the shareholders in the following year.

28.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
a. Depreciation of property, plant and equipment

Recognized in cost of revenue	$52,193,345	$36,483,642	$131,455,586	$103,953,761
Recognized in operating expenses	3,381,809	3,391,676	10,445,568	9,428,121
Recognized in other operating income and expenses	6,222	6,222	18,665	18,899

	$55,581,376	$39,881,540	$141,919,819	$113,400,781

b. Amortization of intangible assets

Recognized in cost of revenue	$346,780	$292,879	$1,000,578	$869,541
Recognized in operating expenses	304,411	265,013	913,661	759,941

	$651,191	$557,892	$1,914,239	$1,629,482

c. Research and development costs expensed as incurred	$15,206,014	$13,357,075	$40,881,706	$35,949,931

d. Employee benefits expenses

Post-employment benefits
Defined contribution plans	$450,150	$402,495	$1,293,418	$1,190,732
Defined benefit plans	71,672	60,702	215,053	182,089

	521,822	463,197	1,508,471	1,372,821
Equity-settled share-based payments	—	—	—	5,312
Other employee benefits	21,480,613	17,480,981	57,336,620	49,775,647

	$22,002,435	$17,944,178	$58,845,091	$51,153,780

(Continued)

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Employee benefits expense summarized by function
Recognized in cost of revenue	$12,972,788	$10,676,625	$34,970,923	$30,602,553
Recognized in operating expenses	9,029,647	7,267,553	23,874,168	20,551,227

	$22,002,435	$17,944,178	$58,845,091	$51,153,780

(Concluded)

29.	DECONSOLIDATION OF SUBSIDIARY

Starting June 2013, the Company no longer has power to govern the financial and operating policies of Xintec due to the loss of power to cast the majority of votes at meetings of the Board of Directors; accordingly, the Company derecognized related assets, liabilities and noncontrolling interests of Xintec.

a.	Consideration received

The Company did not receive any consideration in the deconsolidation of Xintec.

b.	Analysis of assets and liabilities over which the Company lost control

June 30, 2013
Current assets
Cash and cash equivalents	$979,910
Accounts receivable	564,364
Inventories	213,133
Others	110,766
Noncurrent assets
Property, plant and equipment	5,595,040
Others	164,311
Current liabilities
Accounts payable	(1,571,289)
Others	(291,715)
Noncurrent liabilities
Loans	(1,940,625)
Others	(27,472)

Net assets deconsolidated	$3,796,423

c.	Gain on deconsolidation of subsidiary

Six Months Ended June 30, 2013
Fair value of interest retained	$1,816,848

Less: Carrying amount of interest retained
Net assets deconsolidated	3,796,423
Noncontrolling interests	(2,273,153)

1,523,270

Gain on deconsolidation of subsidiary	$293,578

Gain on deconsolidation of subsidiary was included in other gains and losses for the six months ended June 30, 2013.

d.	Net cash outflow arising from deconsolidation of the subsidiary

Six Months Ended June 30, 2013
The balance of cash and cash equivalents deconsolidated	$979,910

30.	FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	September 30, 2014	December 31, 2013	September 30, 2013
Financial assets
FVTPL
Held for trading derivatives	$69,164	$90,353	$188,970
Available-for-sale financial assets (Note)	66,257,345	61,628,343	63,941,783
Held-to-maturity financial assets	—	1,795,949	700,285
Loans and receivables
Cash and cash equivalents	225,884,318	242,695,447	216,603,697
Notes and accounts receivables (including related parties)	114,532,200	71,941,634	79,671,869
Other receivables	3,405,988	1,422,795	1,393,288
Refundable deposits	2,359,756	2,519,031	2,464,658

	$412,508,771	$382,093,552	$364,964,550

Financial liabilities
FVTPL
Held for trading derivatives	$691,062	$33,750	$18,876
Derivative financial instruments in designated hedge accounting relationships	9,775,718	5,481,616	6,144,025

(Continued)

	September 30, 2014	December 31, 2013	September 30, 2013
Amortized cost
Short-term loans	$35,883,358	$15,645,000	$18,053,096
Accounts payable (including related parties)	21,709,410	16,358,716	15,072,702
Payables to contractors and equipment suppliers	28,683,936	89,810,160	58,381,100
Accrued expenses and other current liabilities	22,820,251	13,649,615	13,380,307
Bonds payable	211,796,805	210,767,625	210,416,434
Long-term bank loans	40,000	40,000	40,000
Other long-term payables (classified under accrued expenses and other current liabilities and other noncurrent liabilities)	36,000	54,000	54,000
Guarantee deposits (classified under other noncurrent liabilities)	160,419	151,660	149,622

	$331,596,959	$351,992,142	$321,710,162

(Concluded)

Note:        Including financial assets carried at cost.

b.	Financial risk management objectives

The Company seeks to ensure sufficient cost-efficient funding readily available when needed. The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by Audit Committees and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, Corporate Treasury function must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.	Market risk

The Company is exposed to the market risks arising from changes in foreign exchange rates, interest rates and the prices in equity investments, and utilizes some derivative financial instruments to reduce the related risks.

Foreign currency risk

Most of the Company’s operating activities are denominated in foreign currencies. Consequently, the Company is exposed to foreign currency risk. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, the Company utilizes derivative financial instruments, including currency forward contracts and cross currency swaps, to hedge its currency exposure. These instruments help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements.

The Company also holds short-term borrowings in foreign currencies in proportion to its expected future cash flows. This allows foreign-currency-denominated borrowings to be serviced with expected future cash flows and provides a partial hedge against transaction translation exposure.

The Company’s sensitivity analysis to foreign currency risk mainly focuses on the foreign currency monetary items at the end of the reporting period. Assuming an unfavorable 10% movement in the levels of foreign exchanges against the New Taiwan dollar, the net income for the nine months ended September 30, 2014 and 2013 would have decreased by NT$698,942 thousand and NT$390,328 thousand, respectively, after taking into consideration of the hedging contracts and the hedged items.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at both fixed and floating interest rates. All of the Company’s long-term bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, because interest rates of the Company’s long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value.

Assuming the amount of floating interest rate bank loans at the end of the reporting period had been outstanding for the entire period and all other variables were held constant, a hypothetical increase in interest rates of 100 basis point (1%) would have resulted in an increase in the interest expense, net of tax, by approximately NT$249 thousand and NT$83 thousand for the nine months ended September 30, 2014 and 2013, respectively.

Other price risk

The Company is exposed to equity price risk arising from available-for-sale equity investments. To reduce the equity price risk, the Company utilizes some stock forward contracts to partially hedge its exposure.

Assuming a hypothetical decrease of 5% in equity prices of the equity investments at the end of the reporting period, the net income for the nine months ended September 30, 2014 and 2013 would have been unaffected as they were classified as available-for-sale; however, the other comprehensive income for the nine months ended September 30, 2014 and 2013 would have decreased by NT$120,713 thousand and NT$1,982,639 thousand, respectively.

d.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company is exposed to credit risk from operating activities, primarily trade receivables, and from financing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is mainly from the carrying amount of financial assets recognized in the consolidated balance sheet.

Business related credit risk

The Company has considerable trade receivables outstanding with its customers worldwide. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As of September 30, 2014, December 31, 2013 and September 30, 2013, the Company’s ten largest customers accounted for 72%, 68% and 68% of accounts receivable, respectively. The Company believes the concentration of credit risk is insignificant for the remaining accounts receivable.

Financial credit risk

The Company regularly monitors and reviews the transaction limit applied to counterparties and adjusts the concentration limit according to market conditions and the credit standing of the counterparties. The Company mitigates its exposure by selecting counterparties with investment-grade credit ratings.

e.	Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business requirements associated with existing operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and banking facilities.

As of September 30, 2014, December 31, 2013 and September 30, 2013, the unused of financing facilities of the Company amounted to NT$67,463,852 thousand, NT$76,689,543 thousand and NT$74,576,628 thousand, respectively.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total
September 30, 2014

Non-derivative financial liabilities
Short-term loans	$35,889,735	$—	$—	$—	$35,889,735
Accounts payable (including related parties)	21,709,410	—	—	—	21,709,410
Payables to contractors and equipment suppliers	28,683,936	—	—	—	28,683,936
Accrued expenses and other current liabilities	22,820,251	—	—	—	22,820,251
Bonds payable	3,052,391	66,426,546	97,370,173	58,541,919	225,391,029
Long-term bank loans	1,450	17,447	21,027	5,030	44,954
Other long-term payables (classified under accrued expenses and other current liabilities and other noncurrent liabilities)	18,000	18,000	—	—	36,000
Obligations under finance leases	28,799	57,599	776,987	—	863,385
Guarantee deposits (classified under other noncurrent liabilities)	—	160,419	—	—	160,419

	112,203,972	66,680,011	98,168,187	58,546,949	335,599,119

Derivative financial instruments

Forward exchange contracts
Outflows	18,676,552	—	—	—	18,676,552
Inflows	(18,591,783)	—	—	—	(18,591,783)

	84,769	—	—	—	84,769

Cross currency swap contracts
Outflows	57,793,561	—	—	—	57,793,561
Inflows	(57,188,788)	—	—	—	(57,188,788)

	604,773	—	—	—	604,773

Stock forward contracts
Outflows	53,208,498	753,865	—	—	53,962,363
Inflows	(53,208,498)	(753,865)	—	—	(53,962,363)

	—	—	—	—	—

	$112,893,514	$66,680,011	$98,168,187	$58,546,949	$336,288,661

(Continued)

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total
December 31, 2013

Non-derivative financial liabilities
Short-term loans	$15,646,783	$—	$—	$—	$15,646,783
Accounts payable (including related parties)	16,358,716	—	—	—	16,358,716
Payables to contractors and equipment suppliers	89,810,160	—	—	—	89,810,160
Accrued expenses and other current liabilities	13,649,615	—	—	—	13,649,615
Bonds payable	3,036,130	28,388,887	100,830,341	94,360,103	226,615,461
Long-term bank loans	1,450	10,275	21,571	12,746	46,042
Other long-term payables (classified under accrued expenses and other current liabilities and other noncurrent liabilities)	18,000	36,000	—	—	54,000
Obligations under finance leases	28,376	56,752	793,951	—	879,079
Guarantee deposits (classified under other noncurrent liabilities)	—	151,660	—	—	151,660

	138,549,230	28,643,574	101,645,863	94,372,849	363,211,516

Derivative financial instruments

Forward exchange contracts
Outflows	29,608,952	—	—	—	29,608,952
Inflows	(29,605,246)	—	—	—	(29,605,246)

	3,706	—	—	—	3,706

Cross currency swap contracts
Outflows	1,639,215	—	—	—	1,639,215
Inflows	(1,641,384)	—	—	—	(1,641,384)

	(2,169)	—	—	—	(2,169)

Stock forward contracts
Outflows	—	37,431,626	—	—	37,431,626
Inflows	—	(37,431,626)	—	—	(37,431,626)

	—	—	—	—	—

	$138,550,767	$28,643,574	$101,645,863	$94,372,849	$363,213,053

September 30, 2013

Non-derivative financial liabilities
Short-term loans	$18,054,545	$—	$—	$—	$18,054,545
Accounts payable (including related parties)	15,072,702	—	—	—	15,072,702
Payables to contractors and equipment suppliers	58,381,100	—	—	—	58,381,100
Accrued expenses and other current liabilities	13,380,307	—	—	—	13,380,307
Bonds payable	3,031,089	28,365,613	100,905,347	94,765,194	227,067,243
Long-term bank loans	1,450	7,840	21,752	15,362	46,404
Other long-term payables (classified under accrued expenses and other current liabilities and other noncurrent liabilities)	18,000	36,000	—	—	54,000
Obligations under finance leases	27,912	55,824	55,824	725,137	864,697
Guarantee deposits (classified under other noncurrent liabilities)	—	149,622	—	—	149,622

	107,967,105	28,614,899	100,982,923	95,505,693	333,070,620

(Continued)

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total
Derivative financial instruments

Forward exchange contracts
Outflows	$18,685,458	$—	$—	$—	$18,685,458
Inflows	(18,648,781)	—	—	—	(18,648,781)

	36,677	—	—	—	36,677

Cross currency swap contracts
Outflows	36,821,779	—	—	—	36,821,779
Inflows	(37,054,637)	—	—	—	(37,054,637)

	(232,858)	—	—	—	(232,858)

Stock forward contracts
Outflows	—	18,012,420	—	—	18,012,420
Inflows	—	(18,012,420)	—	—	(18,012,420)

	—	—	—	—	—

	$107,770,924	$28,614,899	$100,982,923	$95,505,693	$332,874,439

(Concluded)

f.	Fair value of financial instruments

1)	Fair value of financial instruments carried at amortized cost

Except as detailed in the following table, the Company considers that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values.

	September 30, 2014		December 31, 2013		September 30, 2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets

Held-to-maturity financial assets
Commercial paper	$—	$—	$1,795,949	$1,795,612	$—	$—
Corporate bonds	—	—	—	—	700,285	701,689

Financial liabilities

Measured at amortized cost
Bonds payable	211,796,805	211,291,145	210,767,625	208,649,668	210,416,434	208,999,161

2)	Fair value measurements recognized in the consolidated balance sheets

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	September 30, 2014
	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL

Derivative financial instruments	$—	$69,164	$—	$69,164

Available-for-sale financial assets

Publicly traded stocks	$64,390,960	$—	$—	$64,390,960
Money market funds	377	—	—	377

	$64,391,337	$—	$—	$64,391,337

Financial liabilities at FVTPL

Derivative financial instruments	$—	$691,062	$—	$691,062

Hedging derivative financial liabilities

Stock forward contract	$—	$9,775,718	$—	$9,775,718

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL

Derivative financial instruments	$—	$90,353	$—	$90,353

Available-for-sale financial assets

Publicly traded stocks	$59,481,569	$—	$—	$59,481,569
Money market funds	1,183	—	—	1,183

	$59,482,752	$—	$—	$59,482,752

Financial liabilities at FVTPL

Derivative financial instruments	$—	$33,750	$—	$33,750

Hedging derivative financial liabilities

Stock forward contract	$—	$5,481,616	$—	$5,481,616

	September 30, 2013
	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL

Derivative financial instruments	$—	$188,970	$—	$188,970

Available-for-sale financial assets

Publicly traded stocks	$61,802,636	$—	$—	$61,802,636
Money market funds	14,640	—	—	14,640

	$61,817,276	$—	$—	$61,817,276

Financial liabilities at FVTPL

Derivative financial instruments	$—	$18,876	$—	$18,876

Hedging derivative financial liabilities

Stock forward contract	$—	$6,144,025	$—	$6,144,025

There were no transfers between Level 1 and 2 for the nine months ended September 30, 2014 and 2013, respectively.

There were no purchases and disposals for assets on Level 3 for the nine months ended September 30, 2014 and 2013, respectively.

3)	Valuation techniques and assumptions used in fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

•	The fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices (includes publicly traded stocks and money market funds).

•	Forward exchange contracts and cross currency swap contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates matching maturities of the contracts; and stock forward contracts are measured at the difference between the present value of stock forward price discounted based on the applicable yield curve derived from quoted interest rates and the stock spot price.

•	The fair values of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

31.	RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore those items are not disclosed in this note. The following is a summary of transactions between the Company and other related parties:

a.	Net Revenue

		Three Months Ended September 30		Nine Months Ended September 30
		2014	2013	2014	2013
Item	Related Party Categories

Net revenue from sale of goods	Associates	$1,192,312	$1,550,041	$3,185,376	$3,167,527
	Joint venture	52	248	702	1,087

		$1,192,364	$1,550,289	$3,186,078	$3,168,614

Net revenue from royalties	Associates	$133,433	$130,815	$388,497	$379,060

b.	Purchases

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Related Party Categories

Associates	$3,038,154	$2,712,305	$8,890,002	$6,982,310

c.	Receivables from related parties

		September 30, 2014	December 31, 2013	September 30, 2013
Item	Related Party Categories

Receivables from related parties	Associates	$532,767	$291,376	$827,323
	Joint venture	—	332	157

		$532,767	$291,708	$827,480

Other receivables from related parties	Associates	$161,962	$221,576	$194,408

d.	Payables to related parties

		September 30, 2014	December 31, 2013	September 30, 2013
Item	Related Party Categories

Payables to related parties	Associates	$1,288,727	$1,687,239	$1,592,616
	Joint venture	1,950	1,217	1,488

		$1,290,677	$1,688,456	$1,594,104

e.	Acquisition of property, plant and equipment and intangible assets

	Acquisition Price
	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Related Party Categories

Associates	$—	$9,300	$—	$21,135

f.	Disposal of property, plant and equipment

	Proceeds
	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Related Party Categories

Associates	$7,630	$3,548	$23,447	$14,966

	Gains (Losses)
	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Related Party Categories

Associates	$4,193	$(6,772)	$20,010	$(4,207)
Joint venture	—	832	—	948

	$4,193	$(5,940)	$20,010	$(3,259)

g.	Others

		September 30, 2014	December 31, 2013	September 30, 2013
Item	Related Party Categories

Refundable deposits	Associates	$5,813	$5,813	$5,813

		Three Months Ended September 30		Nine Months Ended September 30
		2014	2013	2014	2013
Item	Related Party Categories

Manufacturing expenses	Associates	$518,487	$392,111	$1,648,347	$404,863
	Joint venture	2,068	1,283	6,763	4,785

		$520,555	$393,394	$1,655,110	$409,648

Research and development expenses	Associates	$31,295	$312	$84,628	$312
	Joint venture	275	852	1,116	4,310

		$31,570	$1,164	$85,744	$4,622

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased machinery and equipment from Xintec. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid quarterly and the related expense was classified under manufacturing expenses.

The Company deferred the disposal gain/loss derived from sales of property, plant and equipment to related parties (transactions with associates and joint venture), and then recognized such gain/loss over the depreciable lives of the disposed assets.

h.	Compensation of key management personnel

The compensation to directors and other key management personnel for the nine months ended September 30, 2014 and 2013 were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Short-term employee benefits	$478,693	$433,540	$1,241,715	$1,064,506
Post-employment benefits	11,980	1,081	45,910	3,429

	$490,673	$434,621	$1,287,625	$1,067,935

The compensation to directors and other key management personnel were determined by the Compensation Committee of TSMC in accordance with the individual performance and the market trends.

32.	PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for litigation and building lease agreements. As of September 30, 2014, December 31, 2013 and September 30, 2013, the aforementioned other financial assets amounted to NT$283,678 thousand, NT$120,566 thousand and NT$119,657 thousand, respectively.

33.	SIGNIFICANT OPERATING LEASE ARRANGEMENTS

The Company leases several parcels of land, factory and office premises from the Science Park Administration and entered into lease agreements for its office premises and certain office equipment located in the United States, Europe, Japan, Shanghai and Taiwan. These operating leases expire between December 2014 and July 2034 and can be renewed upon expiration.

Future minimum lease payments under the above non-cancellable operating leases are as follows:

	September 30, 2014	December 31, 2013	September 30, 2013
Not later than 1 year	$898,450	$859,070	$855,050
Later than 1 year and not later than 5 years	3,512,763	3,053,029	3,095,753
Later than 5 years	6,646,874	5,534,848	5,700,287

	$11,058,087	$9,446,947	$9,651,090

34.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.	Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of September 30, 2014, the R.O.C. Government did not invoke such right.

b.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of September 30, 2014.

c.	In June 2010, Keranos, LLC. filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, TSMC, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents are invalid. These two litigations have been consolidated into a single lawsuit in the U.S. District Court for the Eastern District of Texas. In February 2014, the Court entered a final judgment in favor of TSMC, dismissing all of Keranos’ claims against TSMC with prejudice. In March, 2014, Keranos filed a notice of appeal to the U.S. Court of Appeals for the Federal Circuit. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

d.	In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of infringing several U.S. patents. In September 2014, the Court granted summary judgment in favor of TSMC and TSMC North America. Ziptronix, Inc. can appeal the Court’s order. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

e.	TSMC joined the Customer Co-Investment Program of ASML and entered into the investment agreement in August 2012. The agreement includes an investment of EUR837,816 thousand by TSMC Global to acquire 5% of ASML’s equity with a lock-up period of 2.5 years. TSMC Global has acquired the aforementioned equity on October 31, 2012. Both parties also signed the research and development funding agreement whereby TSMC shall provide EUR276,000 thousand to ASML’s research and development programs from 2013 to 2017. As of September 30, 2014, TSMC has paid EUR 96,003 thousand to ASML under the research and development funding agreement.

f.	In September 2013, Zond Inc. filed a complaint in U.S. District Court for the District of Massachusetts against TSMC, certain TSMC subsidiaries and other companies alleging infringing of several U.S. patents. That case is currently stayed as of June 2014. Subsequent to the stay, TSMC and Zond initiated additional legal actions in the U.S. District Courts for the District of Delaware and the District of Massachusetts over several additional patents owned by Zond. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

g.	In December 2013, Tela Innovations (Tela), Inc. filed complaints in the U.S. District Court for the District of Delaware and in the United States International Trade Commission (ITC) accusing TSMC and TSMC North America of infringing one U.S. patent. In January 2014, TSMC filed a lawsuit in the U.S. District Court for the District of North California against Tela for trade secret misappropriation and breach of contract. In September 2014, Tela and TSMC dismissed all pending litigations between the parties in the U.S. District Court for the District of Delaware, the ITC and the U.S. District Court for the District of North California.

h.	In March 2014, DSS Technology Management, Inc. filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, TSMC Development and several other companies infringe one U.S. patent. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

i.	Amounts available under unused letters of credit as of September 30, 2014, December 31, 2013 and September 30, 2013 were NT$213,290 thousand, NT$89,400 thousand and NT$88,713 thousand, respectively.

35.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Carrying Amount
September 30, 2014
Financial assets
Monetary items
USD	$4,249,535	30.470	$129,483,331
EUR	76,225	38.42	2,928,580
JPY	621,822	0.2778	172,742
Non-monetary items
HKD	168,838	3.93	663,532
Financial liabilities
Monetary items
USD	2,389,085	30.470	72,795,431
EUR	88,499	38.42	3,400,142
JPY	31,391,969	0.2778	8,720,689
December 31, 2013
Financial assets
Monetary items
USD	2,756,090	29.800	82,131,493
EUR	451,162	41.00	18,497,657
JPY	41,386,551	0.2834	11,728,949
Non-monetary items
HKD	168,334	3.84	646,402
Financial liabilities
Monetary items
USD	2,026,958	29.800	60,403,358
EUR	811,202	41.00	33,259,299
JPY	71,931,749	0.2834	20,385,458

(Continued)

	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Carrying Amount
September 30, 2013
Financial assets
Monetary items
USD	$2,999,784	29.571	$88,706,617
EUR	421,557	39.82	16,786,409
JPY	31,886,620	0.3016	9,617,004
Non-monetary items
HKD	143,498	3.81	546,726
Financial liabilities
Monetary items
USD	1,449,123	29.571	42,852,021
EUR	753,840	39.82	30,017,916
JPY	38,938,572	0.3016	11,743,873

(Concluded)

Note:	Exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.

36.	OPERATING SEGMENTS INFORMATION

a.	Operating segments

The Company’s only reportable segment is the foundry segment. The foundry segment engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. The Company also had other operating segments that did not exceed the quantitative threshold for separate reporting. These segments mainly engage in the researching, developing, designing, manufacturing and selling of solid state lighting devices and renewable energy and efficiency related technologies and products.

The Company uses the income from operations as the measurement for segment profit and the basis of performance assessment. There was no material differences between the accounting policies of the operating segment and the accounting policies described in Note 4.

b.	Segment revenue and operating results

	Foundry	Others	Elimination	Total
Three months ended September 30, 2014
Net revenue from external customers	$208,977,912	$71,822	$—	$209,049,734
Net revenue from sales among intersegments	—	5,749	(5,749)	—
Income from operations	85,149,163	(717,179)	—	84,431,984

(Continued)

	Foundry	Others	Elimination	Total
Three months ended September 30, 2013
Net revenue from external customers	$162,503,501	$73,533	$—	$162,577,034
Net revenue from sales among intersegments	—	8,939	(8,939)	—
Income from operations	60,255,825	(637,771)	—	59,618,054
Nine months ended September 30, 2014
Net revenue from external customers	539,874,035	411,355	—	540,285,390
Net revenue from sales among intersegments	—	32,644	(32,644)	—
Income from operations	209,724,194	(2,055,931)	—	207,668,263
Nine months ended September 30, 2013
Net revenue from external customers	450,987,343	231,007	—	451,218,350
Net revenue from sales among intersegments	—	14,837	(14,837)	—
Income from operations	163,656,307	(1,981,162)	—	161,675,145

(Concluded)

37.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau (SFB) for TSMC:

a.	Financings provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held (excluding investments in subsidiaries, associates and jointly controlled entities): Please see Table 3 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 7 attached;

i.	Information about the derivative financial instruments transaction: Please see Notes 7 and 10;

j.	Others: The business relationship between the parent and the subsidiaries, and significant transactions between them: Please see Table 8 attached;

k.	Names, locations, and related information of investees over which TSMC exercises significant influence (excluding information on investment in Mainland China): Please see Table 9 attached;

l.	Information on investment in Mainland China

1)	The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 10 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports: Please see Table 8 attached.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counter-party	Financial Statement Account	Related Party	Maximum Balance for the Period (US$ in Thousands) (Note 4)		Ending Balance (US$ in Thousands) (Note 4)		Amount Actually Drawn (US$ in Thousands)		Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company	Financing Company’s Total Financing Amount Limits (Note 2)
																Item	Value
1	TSMC Partners	TSMC Solar	Other receivables from related parties	Yes	$ (US$	5,179,900 170,000)	$ (US$	5,179,900 170,000)	$ (US$	4,113,450 135,000)	0.38%	The need for short-term financing	$—	Operating capital	$—	—	$—	$18,182,783 (Note 1)	$45,456,956
		TSMC SSL	Other receivables from related parties	Yes	(US$	1,828,200 60,000)	(US$	1,066,450 35,000)	( US$	792,220 26,000)	0.38%	The need for short-term financing	—	Operating capital	—	—	—	18,182,783 (Note 1)	45,456,956
2	TSMC Solar	TSMC Solar NA	Other receivables from related parties	Yes	(US$	18,282 600)	(US$	18,282 600)		—	—	The need for short-term financing	—	Operating capital	—	—	—	339,066 (Note 2)	678,132

Note 1:	The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Partners. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. The above restriction does not apply to the subsidiaries whose voting shares are 90% and up owned, directly or indirectly, by TSMC (90% and up owned subsidiaries). However, the aggregate amounts lendable to 90% and up owned subsidiaries and the total amount lendable to one such borrower of 90% and up owned subsidiaries shall not exceed forty percent (40%) of the net worth of TSMC Partners.

Note 2:	The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Solar. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth; however, this restriction does not apply to the subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC Solar.

Note 3:	The total amount available for lending purpose shall not exceed the net worth of TSMC Partners and twenty percent (20%) of the net worth of TSMC Solar.

Note 4:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (US$ in Thousands) (Note 3)		Ending Balance (US$ in Thousands) (Note 3)		Amount Actually Drawn (US$ in Thousands)		Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Note 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship
0	TSMC	TSMC Global	Subsidiary	$239,104,902	$ (US$	45,705,000 1,500,000)	$ (US$	45,705,000 1,500,000)	$ (US$	45,705,000 1,500,000)	$—	4.8%	$239,104,902	Yes	No	No

Note 1:	The total amount of the guarantee provided by TSMC to any individual entity shall not exceed ten percent (10%) of TSMC’s net worth, or the net worth of such entity. However, subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC are not subject to the above restrictions after the approval of the Board of Directors.

Note 2:	The total amount of guarantee shall not exceed twenty-five percent (25%) of TSMC’s net worth.

Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD

SEPTEMBER 30, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2014						Note
				Shares/ Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)
TSMC	Stock
	Semiconductor Manufacturing International Corporation	—	Available-for-sale financial assets	211,047		$663,532	1		$663,532	Note 1
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	21,230		193,584	10		419,838
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500		105,000	7		337,817
	W.K. Technology Fund IV	—	”	4,000		39,280	2		34,784
	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—		17,029	12		17,029	Note 2
	Crimson Asia Capital	—	”	—		18,264	1		18,264	Note 3
TSMC Global	Stock
	ASML	—	Available-for-sale financial assets	20,993	US$	2,090,047	5	US$	2,090,047	Note 4
	Money market fund
	Ssga Cash Mgmt Global Offshore	—	Available-for-sale financial assets	12	US$	12	N/A	US$	12
TSMC Partners	Stock
	Mcube Inc.	—	Financial assets carried at cost	6,333		—	16		—
	Fund
	Shanghai Walden Venture Capital Enterprise	—	Financial assets carried at cost	—	US$	5,000	6	US$	5,000
Emerging Alliance	Common stock
	Global Investment Holding Inc.	—	Financial assets carried at cost	11,124	US$	3,065	6	US$	3,065
	RichWave Technology Corp.	—	”	4,074	US$	1,545	10	US$	1,545
	Preferred stock
	Next IO, Inc.	—	Financial assets carried at cost	8		—	—		—	Note 5
	QST Holdings, LLC	—	”	—	US$	141	4	US$	141
ISDF	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	230	US$	497	2	US$	497
ISDF II	Common stock
	Alchip Technologies Limited	—	Financial assets carried at cost	6,857	US$	3,341	14	US$	3,341
	Sonics, Inc.	—	”	278	US$	10	3	US$	10
	Goyatek Technology, Corp.	—	”	745	US$	163	6	US$	163
	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	264	US$	456	3	US$	456
VTAF II	Common stock
	Sentelic	—	Financial assets carried at cost	1,806	US$	2,607	8	US$	2,607
	Aether Systems, Inc.	—	”	2,600	US$	2,243	28	US$	2,243
	RichWave Technology Corp.	—	”	1,267	US$	1,036	3	US$	1,036
	Preferred stock
	5V Technologies, Inc.	—	Financial assets carried at cost	963	US$	2,168	2	US$	2,168
	Aquantia	—	”	4,643	US$	4,441	2	US$	4,441
	Cresta Technology Corporation	—	”	92	US$	28	—	US$	28
	Impinj, Inc.	—	”	711	US$	1,100	—	US$	1,100
	Next IO, Inc.	—	”	179		—	1		—	Note 6
	QST Holdings, LLC	—	”	—	US$	588	13	US$	588

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2014						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)
VTAF III	Common stock
	Synaptics	—	Available-for-sale financial assets	20	US$	1,434	—	US$	1,434
	Accton Wireless Broadband Corp.	—	Financial assets carried at cost	2,249	US$	315	6	US$	315
	Preferred stock
	BridgeLux, Inc.	—	Financial assets carried at cost	7,522	US$	9,379	3	US$	9,379
	GTBF, Inc.	—	”	1,154	US$	1,500	N/A	US$	1,500
	LiquidLeds Lighting Corp.	—	”	1,600	US$	800	11	US$	800
	Neoconix, Inc.	—	”	4,147	US$	170	—	US$	170	Note 7
	Powervation, Ltd.	—	”	527	US$	8,238	15	US$	8,238
	Tilera, Inc.	—	”	3,890	US$	165	2	US$	165	Note 8

Note 1:	The carrying value represents carrying amount less accumulated impairment of NT$315,787 thousand.

Note 2:	The carrying value represents carrying amount less accumulated impairment of NT$61,274 thousand.

Note 3:	The carrying value represents carrying amount less accumulated impairment of NT$29,500 thousand.

Note 4:	In October 2012, TSMC Global acquired 5% of the outstanding equity of ASML with a lock-up period of 2.5 years starting from the acquisition date.

Note 5:	The carrying value represents carrying amount less accumulated impairment of US$500 thousand.

Note 6:	The carrying value represents carrying amount less accumulated impairment of US$1,219 thousand.

Note 7:	The carrying value represents carrying amount less accumulated impairment of US$4,672 thousand.

Note 8:	The carrying value represents carrying amount less accumulated impairment of US$2,860 thousand.

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition		Disposal					Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount	Shares/Units (In Thousands)	Amount	Carrying Value		Gain/Loss on Disposal	Shares/Units (In Thousands)	Amount
TSMC	Commercial Paper
	CPC Corporation, Taiwan	Held-to-maturity financial assets	—	—	100		$998,018	60	$598,817	160	$1,600,000		$1,596,835	$3,165	—		$—
	Taiwan Power Company	”	—	—	80		797,931	80	797,906	160	1,600,000		1,595,837	4,163	—		—
	Stock
	Vanguard International Semiconductor Corporation	Investments accounted for using equity method	Public Market	Associate	628,223		10,556,348	—	—	82,000	3,471,883		1,443,240	2,028,643	546,223		9,636,451
	TSMC Global	Prepayments for Investments (Note 3)	—	Subsidiary	—		—	—	13,540,817	—	—		—	—	—		13,540,817
TSMC	Stock
Development	WaferTech	Investments accounted for using equity method	Note 2	Subsidiary	293,637	US$	248,252	—	—	—	—	US$	50,000	—	293,637	US$	237,016

Note 1:	The ending balance includes share of profits/losses of investees and other related adjustment to equity.

Note 2:	The disposal is primarily consisted of capital return.

Note 3:	To lower the hedging cost, in August 2014, the Board of Directors of TSMC approved to inject US$2,000,000 thousand of capital into TSMC Global. This project was approved by the Investment Commission, MOEA. The prepayment for investment was US$447,200 thousand as of September 30, 2014 and the total injection is expected to be finished in the fourth quarter of 2014.

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Types of Property	Transaction Date	Transaction Amount	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount
TSMC	Fab	April 9, 2013 to February 21, 2014	$ 310,469	Monthly settlement by the construction progress and acceptance	Mandartech Interiors Inc.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None

	Fab	November 25, 2013 to September 24, 2014	459,000	Monthly settlement by the construction progress and acceptance	Mega Facade Inc.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None

	Fab	January 13, 2014 to June 18, 2014	491,470	Monthly settlement by the construction progress and acceptance	Tasa Construction Inc.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None

	Fab	August 5, 2014	308,500	Monthly settlement by the construction progress and acceptance	Tung Kang Steel Inc.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

			Transaction Details					Abnormal Transaction		Notes/Accounts Payable or Receivable
Company Name	Related Party	Nature of Relationships	Purchases/ Sales	Amount (Foreign Currencies in Thousands)		% to Total	Payment Terms	Unit Price (Note)	Payment Terms (Note)	Ending Balance (Foreign Currencies in Thousands)		% to Total	Note
TSMC	TSMC North America	Subsidiary	Sales		$356,931,105	66	Net 30 days from invoice date	—	—		$82,477,960	74
	GUC	Associate	Sales		1,992,627	—	Net 30 days from the end of the month of when invoice is issued	—	—		380,107	—
	TSMC China	Subsidiary	Purchases		13,795,308	25	Net 30 days from the end of the month of when invoice is issued	—	—		(1,869,975)	8
	WaferTech	Indirect subsidiary	Purchases		6,443,118	12	Net 30 days from the end of the month of when invoice is issued	—	—		(731,303)	3
	VIS	Associate	Purchases		5,601,328	10	Net 30 days from the end of the month of when invoice is issued	—	—		(574,355)	3
	SSMC	Associate	Purchases		3,288,590	6	Net 30 days from the end of the month of when invoice is issued	—	—		(482,098)	2
TSMC Solar	TSMC Solar Europe GmbH	Subsidiary	Sales		275,004	65	Net 30 days from the end of the month of when invoice is issued	—	—		162,305	79
TSMC North America	GUC	Associate of TSMC	Sales	(US$	1,092,795 36,278)	—	Net 30 days from invoice date	—	—	(US$	150,796 4,949)	—

Note :	The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SEPTEMBER 30, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

			Ending Balance (Foreign Currencies		Turnover Days	Overdue		Amounts Received in Subsequent	Allowance for
Company Name	Related Party	Nature of Relationships	in Thousands)		(Note 1)	Amount	Action Taken	Period	Bad Debts
TSMC	TSMC North America	Subsidiary		$82,767,023	52	$27,502,674	—	$27,875,812	$—
	GUC	Associate		380,107	41	—	—	—	—
	VIS	Associate		100,597	(Note 2)	—	—	—	—
TSMC Partners	TSMC Solar	The same parent company	(US$	4,113,797 135,011)	(Note 2)	—	—	—	—
	TSMC SSL	The same parent company	(US$	792,287 26,002)	(Note 2)	—	—	—	—
TSMC China	TSMC	Parent company	(RMB	1,869,975 376,787)	33	—	—	—	—
TSMC North America	GUC	Associate of TSMC	(US$	150,796 4,949)	28	—	—	—	—
TSMC Technology	TSMC	Parent company	(US$	251,141 8,242)	(Note 2)	—	—	—	—
WaferTech	TSMC	Parent company	(US$	731,303 24,001)	30	—	—	—	—
TSMC Solar	TSMC Solar Europe GmbH	Subsidiary		162,305	89	119,365	Accelerate collection process	99,313	—

Note 1:	The calculation of turnover days excludes other receivables from related parties.

Note 2:	The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

(Amounts in Thousands of New Taiwan Dollars)

A.	For the nine months ended September 30, 2014

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets
0	TSMC	TSMC North America	1	Net revenue from sale of goods	$356,931,105	—	66%
				Receivables from related parties	82,477,960	—	6%
				Other receivables from related parties	289,063	—	—
				Payables to related parties	13,555	—	—
		TSMC China	1	Net revenue from sale of goods	5,714	—	—
				Purchases	13,795,308	—	3%
				Marketing expenses—commission	74,385	—	—
				Disposal of property, plant and equipment	8,808	—	—
				Gain on disposal of property, plant and equipment	10,631	—	—
				Purchases of property, plant and equipment	9,520	—	—
				Other receivables from related parties	8,695	—	—
				Payables to related parties	1,869,975	—	—
		TSMC Japan	1	Marketing expenses—commission	181,364	—	—
				Payables to related parties	61,437	—	—
		TSMC Europe	1	Marketing expenses—commission	307,114	—	—
				Research and development expenses	52,392	—	—
				Payables to related parties	45,109	—	—
		TSMC Korea	1	Marketing expenses—commission	18,922	—	—
				Payables to related parties	3,325	—	—
		TSMC Technology	1	Research and development expenses	913,032	—	—
				Payables to related parties	251,141	—	—
		WaferTech	1	Net revenue from sale of goods	5,346	—	—
				Purchases	6,443,118	—	1%
				Manufacturing expenses	1,219	—	—
				Disposal of property, plant and equipment	4,212	—	—
				Payables to related parties	731,303	—	—
		TSMC Canada	1	Research and development expenses	159,429	—	—
				Payables to related parties	18,869	—	—
		TSMC SSL	1	Manufacturing expenses	30,844	—	—
				Other gains and losses	4,908	—	—
				Purchases of property, plant and equipment	54,035	—	—
				Payables to related parties	11,420	—	—
		TSMC Solar	1	Other gains and losses	6,852	—	—
				Other receivables from related parties	2,043	—	—
1	TSMC Development	WaferTech	1	Other receivables from related parties	30,304	—	—
2	TSMC North America	TSMC Technology	3	Other receivables from related parties	10,136	—	—

(Continued)

				Intercompany Transactions
No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets
3	TSMC Solar	TSMC Solar Europe GmbH	1	Net revenue from sale of goods	$275,004	—	—
				Receivables from related parties	162,305	—	—
		TSMC Solar NA	1	Net revenue from sale of goods	10,610	—	—
				Receivables from related parties	10,748	—	—
		TSMC Partners	3	Finance costs	8,831	—	—
				Other payables to related parties	4,113,797	—	—
4	TSMC SSL	TSMC Partners	3	Finance costs	1,519	—	—
				Other payables to related parties	792,287	—	—
		TSMC China	3	Net revenue from sale of goods	3,197	—	—
5	TSMC Europe	TSMC Solar Europe	3	Marketing expenses	2,569	—	—

Note 1:	No. 1 represents the transactions from parent company to subsidiary.

No. 3 represents the transactions between subsidiaries.

Note 2:	The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

(Concluded)

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)

SEPTEMBER 30, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of September 30, 2014				Net Income		Share of Profits/ Losses	Note
				September 30, 2014 (Foreign Currencies in Thousands)		December 31, 2013 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)		(Losses) of the Investee (Foreign Currencies in Thousands)		of Investee (Note 1) (Foreign Currencies in Thousands)
TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities		$55,868,062 (Note 3)		$42,327,245	1	100		$79,673,758 (Note 3)		$201,391	$201,391	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry		31,456,130		31,456,130	988,268	100		45,453,083		1,660,368	1,660,448	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts		11,789,048		13,232,288	546,223	33		9,636,451		3,990,239	1,397,870	Associate
	SSMC	Singapore	Fabrication and supply of integrated circuits		5,120,028		5,120,028	314	39		7,606,755		3,879,465	1,504,845	Associate
	TSMC Solar	Tai-Chung, Taiwan	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products		11,180,000		11,180,000	1,118,000	99		3,378,204		(1,181,741)	(1,167,888)	Subsidiary
	TSMC North America	San Jose, California, U.S.A.	Selling and marketing of integrated circuits and semiconductor devices		333,718		333,718	11,000	100		3,773,041		(114,502)	(114,502)	Subsidiary
	TSMC SSL	Hsin-Chu, Taiwan	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems		5,546,744		5,546,744	554,674	92		881,846		(1,361,491)	(1,273,209)	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service		1,357,890		1,357,890	94,950	40		1,932,824		339,413	112,453	Associate
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	46,688	35		1,052,270		346,484	122,099	Associate
	VTAF III	Cayman Islands	Investing in new start-up technology companies		1,844,612		1,908,912	—	98		773,040		(71,371)	(69,930)	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies		603,937		596,514	—	98		451,883		(7,199)	(7,056)	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities		15,749		15,749	—	100		301,405		30,776	30,776	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies		844,775		841,757	—	99.5		148,167		(3,028)	(3,013)	Subsidiary
	TSMC Japan	Yokohama, Japan	Marketing activities		83,760		83,760	6	100		126,894		4,858	4,858	Subsidiary
	TSMC GN	Taipei, Taiwan	Investment activities		200,000		150,000	—	100		79,281		(28,065)	(28,065)	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and technical supporting activities		13,656		13,656	80	100		32,630		2,425	2,425	Subsidiary
TSMC Solar	Motech	New Taipei, Taiwan	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems		6,228,661		6,228,661	87,480	20		3,571,283		(559,042)	Note 2	Associate
	TSMC Solar Europe	Amsterdam, the Netherlands	Investing in solar related business		504,107		504,107	—	100		6,393		(81,971)	Note 2	Subsidiary
	TSMC Solar NA	Delaware, U.S.A.	Selling and marketing of solar related products		236,025		205,772	1	100		19,540		(19,200)	Note 2	Subsidiary
TSMC Partners	TSMC Development	Delaware, U.S.A.	Investment activities	(US$	0.03 0.001)	(US$	0.03 0.001)	—	100	(US$	22,323,491 732,638)	(US$	1,231,570 40,885)	Note 2	Subsidiary
	VisEra Holding	Cayman Islands	Investing in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	(US$	1,310,210 43,000)	(US$	1,310,210 43,000)	43,000	49	(US$	3,179,975 104,364)	(US$	345,356 11,465)	Note 2	Jointly controlled entity
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	(US$	0.03 0.001)	(US$	0.03 0.001)	—	100	(US$	442,163 14,511)	(US$	45,963 1,526)	Note 2	Subsidiary
	ISDF II	Cayman Islands	Investing in new start-up technology companies	(US$	283,341 9,299)	(US$	431,242 14,153)	9,299	97	(US$	223,438 7,333)	(US$	42,344 1,406)	Note 2	Subsidiary

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of September 30, 2014				Net Income			Share of Profits/ Losses	Note
				September 30, 2014 (Foreign Currencies in Thousands)		December 31, 2013 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)		(Losses) of the Investee (Foreign Currencies in Thousands)			of Investee (Note 1) (Foreign Currencies in Thousands)
TSMC Partners	ISDF	Cayman Islands	Investing in new start-up technology companies	$ (US$	17,764 583)	$ (US$	23,980 787)	583	97	$ (US$	16,760 550)	$ (US$	(1,009 (33	) ))	Note 2	Subsidiary
	TSMC Canada	Ontario, Canada	Engineering support activities	(US$	70,081 2,300)	(US$	70,081 2,300)	2,300	100	(US$	151,046 4,957)	(US$	11,682 388)		Note 2	Subsidiary
TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	(US$	914,100 30,000)	(US$	2,437,600 80,000)	293,637	100	(US$	7,221,882 237,016)	(US$	1,167,700 38,764)		Note 2	Subsidiary
VTAF III	Mutual-Pak	New Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	(US$	158,810 5,212)	(US$	158,810 5,212)	15,643	58	(US$	30,471 1,000)	(US$	(10,684 (355	) ))	Note 2	Subsidiary
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	(US$	66,425 2,180)	(US$	64,901 2,130)	—	100	(US$	17,549 576)	(US$	(2,428 (81	) ))	Note 2	Subsidiary
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	62		—		—		Note 2	Subsidiary
VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	31		—		—		Note 2	Subsidiary
Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	7		—		—		Note 2	Subsidiary
TSMC Solar Europe	TSMC Solar Europe GmbH	Hamburg, Germany	Selling of solar related products and providing customer service	(EUR	476,408 12,400)	(EUR	476,408 12,400)	—	100	(EUR	3,497 91)	(EUR	(82,050 (2,003	) ))	Note 2	Subsidiary
TSMC GN	TSMC Solar	Tai-Chung, Taiwan	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products		53,092		52,498	5,309	—		15,934		(1,187,741)		Note 2	Associate
	TSMC SSL	Hsin-Chu, Taiwan	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems		99,739		54,359	9,974	2		16,149		(1,361,491)		Note 2	Associate

Note 1:	The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.

Note 2:	The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.

Note 3:	To lower the hedging cost, in August 2014, the Board of Directors of TSMC approved to inject US$2,000,000 thousand of capital into TSMC Global. This project was approved by the Investment Commission, MOEA. The prepayment for investment was US$447,200 thousand as of September 30, 2014 and the total injection is expected to be finished in the fourth quarter of 2014.

Note 4:	Please refer to Table 10 for information on investment in Mainland China.

(Concluded)

TABLE 10

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee	Main Businesses and	Total Amount of Paid-in Capital (Foreign Currencies in		Method of	Accumulated Outflow of Investment from Taiwan as of January 1, 2014 (US$ in		Investment Flows		Accumulated Outflow of Investment from Taiwan as of September 30, 2014 (US$ in		Net Income (Losses) of the Investee	Percentage of	Share of	Carrying Amount as of September 30,	Accumulated Inward Remittance of Earnings as of September 30,
Company	Products	Thousands)		Investment	Thousands)		Outflow	Inflow	Thousands)		Company	Ownership	Profits/Losses	2014	2014
TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	$ (RMB	18,939,667 4,502,080)	(Note 1)	$ (US$	18,939,667 596,000)	$—	$—	$ (US$	18,939,667 596,000)	$4,648,602	100%	$4,652,432 (Note 2)	$28,920,232	$—

Accumulated Investment in Mainland China as of September 30, 2014 (US$ in Thousands)		Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)		Upper Limit on Investment (US$ in Thousands)
$ (US$	18,939,667 596,000)	$ (US$	18,939,667 596,000)	$ (US$	18,939,667 596,000)

Note 1:	TSMC directly invested US$596,000 thousand in TSMC China.

Note 2:	Amount was recognized based on the reviewed financial statements.